UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 20, 2020

NOBLE ENERGY, INC.

(Exact name of Registrant as specified in its charter)

Delaware	001-07964	73-0785597
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

1001 Noble Energy Way Houston, Texas	77070
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (281) 872-3100

(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	NBL	The Nasdaq Stock Market LLC (NASDAQ Global Select Market)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Explanatory Note

Noble Energy, Inc. is filing this Form 8-K/A to correct typographical errors contained in Sections 2.2(a) and 9.1(b)(i) of the Agreement and Plan of Merger filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 20, 2020 (the “Original Filing”). No other corrections are being made hereby; however, in the interest of clarity, this amended report amends and restates in its entirety the previously filed report. This Form 8-K/A speaks as of the original filing date of the Original Filing, does not reflect events that may have occurred subsequent to the original filing date and does not modify or update in any way disclosures made in the Original Filing, except as otherwise set forth in this Form 8-K/A.

Item 1.01.	Entry Into a Material Definitive Agreement.

On July 20, 2020, Noble Energy, Inc. (the “Company” or “Noble Energy”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Chevron Corporation (“Chevron”) and Chelsea Merger Sub Inc., a direct, wholly-owned subsidiary of Chevron (“Merger Subsidiary”). The Merger Agreement provides that, among other things and subject to the terms and conditions of the Merger Agreement, Merger Subsidiary will be merged with and into Noble Energy, with Noble Energy surviving and continuing as the surviving corporation in the Merger as a direct, wholly-owned subsidiary of Chevron (such transaction, the “Merger”).

At the Effective Time (as such term is defined in the Merger Agreement), each outstanding share of common stock of Noble Energy, par value $0.01 per share (the “Company Common Stock”), will be converted into the right to receive 0.1191 of a share of common stock of Chevron, par value $0.75 per share (“Chevron Common Stock”), plus cash in lieu of any fractional shares of Chevron Common Stock that otherwise would have been issued (the “Merger Consideration”).

Pursuant to the Merger Agreement, at the Effective Time, awards of Noble Energy stock options, cash-settled restricted stock units, restricted stock and performance shares will convert into similar awards of Chevron based on the value of the Merger Consideration at closing, assuming that any performance-based vesting conditions applicable to such performance shares are achieved at the greater of “target” performance or actual performance as of the closing.

The board of directors of Noble Energy has unanimously approved the Merger Agreement and resolved to recommend the adoption of the Merger Agreement by Noble Energy stockholders, who will be asked to vote on the adoption of the Merger Agreement at a special stockholders meeting.

The completion of the Merger is subject to satisfaction or waiver of certain customary mutual closing conditions, including (1) the receipt of the required approval from Noble Energy stockholders, (2) the expiration or termination of the waiting period under the Hart-Scott-Rodino Act, as amended (the “HSR Act”) applicable to the Merger, and the receipt of other applicable customary regulatory approvals, (3) the absence of any order or law prohibiting consummation of the Merger, (4) the effectiveness of the Registration Statement on Form S-4 to be filed by Chevron pursuant to which the shares of Chevron Common Stock to be issued in connection with the Merger will be registered with the Securities and Exchange Commission (the “SEC”) and (5) the authorization for listing on the New York Stock Exchange of the shares of Chevron Common Stock to be issued in connection with the Merger. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality thresholds) and the other party having performed in all material respects its obligations under the Merger Agreement.

The Merger Agreement contains customary representations and warranties of Noble Energy and Chevron relating to their respective businesses, financial statements and public filings, in each case generally subject to customary materiality qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of Noble Energy and Chevron, including a covenant of Noble Energy relating to conducting its business in the ordinary course consistent with past practice, subject to certain exceptions, and covenants of each party to refrain from taking certain actions without the other party’s consent. Noble Energy and Chevron also agreed to use their respective reasonable best efforts to cause the Merger to be consummated, to avoid or eliminate impediments under any antitrust laws, and to obtain expiration or termination of the waiting period under the HSR Act and other applicable regulatory approvals, subject to certain exceptions, including that Chevron is not required to take or authorize any action that would result in or be reasonably likely to result in a material adverse effect (after giving effect to any reasonably expected proceeds of any divestiture or sale of assets) on the financial condition, business, assets or continuing results of operations of Noble Energy (or, in the case of actions with respect to Chevron’s pre-closing assets, if such action with respect to a comparable amount of assets or businesses of Noble Energy, taken together with all other actions required to obtain the required applicable regulatory approvals pursuant to the Merger Agreement, would be reasonably likely, in the aggregate, to have such effect).

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the Effective Time, Noble Energy is subject to certain restrictions on its ability to solicit alternative acquisition proposals from

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third parties and to provide non-public information to third parties and to engage in negotiations with third parties regarding alternative acquisition proposals, subject to exceptions. Unless the Merger Agreement is terminated, Noble Energy is required to call a meeting of its stockholders to vote on a proposal to adopt the Merger Agreement and to recommend that its stockholders adopt the Merger Agreement.

The Merger Agreement contains termination rights for each of Noble Energy and Chevron, including, among others, (1) if the consummation of the Merger does not occur on or before January 20, 2021 (the “End Date”); except that if the Effective Time has not occurred by January 20, 2021 due to the fact that all required applicable regulatory approvals have not been obtained but all other conditions to closing have been satisfied (other than those conditions that by their terms are to be satisfied at the closing, each of which is capable of being satisfied) or (to the extent permitted by law) waived, the End Date shall automatically be extended to April 20, 2021; and (2) subject to certain conditions, if Noble Energy wishes to terminate the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal (as such term is defined in the Merger Agreement). Upon termination of the Merger Agreement under specified circumstances, including the termination by Chevron in the event of a change of recommendation by the board of directors of Noble Energy or by Noble Energy in order to enter into a new definitive agreement with respect to an alternative acquisition proposal, Noble Energy would be required to pay Chevron a termination fee of $176,295,000.

The foregoing description of the Merger Agreement and the transactions contemplated thereby in this Current Report on Form 8-K is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and incorporated by reference herein.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Noble Energy or Chevron. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Noble Energy’s public disclosures.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of July 20, 2020, by and among Chevron Corporation, Chelsea Merger Sub Inc., and Noble Energy, Inc.†

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC.

Important Information For Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Noble Energy. After the registration statement is declared effective, Noble Energy will mail a definitive proxy statement/prospectus to stockholders of

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Noble Energy. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Noble Energy may file with the SEC and send to Noble Energy’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND NOBLE ENERGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or Noble Energy through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors and copies of the documents filed with the SEC by Noble Energy will be available free of charge on Noble Energy’s website at http://investors.nblenergy.com.

Chevron and Noble Energy and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 21, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 7, 2020. Information about the directors and executive officers of Noble Energy is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 12, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 10, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Information

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Chevron and Noble Energy, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated annual run-rate operating and exploration cost synergies and anticipated accretion to return on capital employed, free cash flow, and earnings per share), projected financial information, future opportunities, and any other statements regarding Chevron’s and Noble Energy’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions. All such forward-looking statements are based on current expectations of Chevron’s and Noble Energy’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Noble Energy stockholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to Chevron’s or Noble Energy’s respective businesses; the effect of this communication on Chevron’s or Noble Energy’s stock prices; the effects of industry, market, economic, political or regulatory conditions outside of Chevron’s or Noble Energy’s control; transaction costs; Chevron’s ability to achieve the benefits from the proposed transaction, including the anticipated annual run-rate operating and exploration cost synergies and accretion to return on capital employed, free cash flow, and earnings per share; Chevron’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements are: changing crude oil and natural gas prices and demand for Chevron’s or Noble Energy’s products and production curtailments due to market conditions; crude oil production quotas or other actions that might be imposed by the Organization of

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Petroleum Exporting Countries and other producing countries; public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics, and any related government policies and actions; changing economic, regulatory and political environments in the various countries in which the parties operate; general domestic and international economic and political conditions; changing refining, marketing and chemicals margins; Chevron’s ability to realize anticipated cost savings, expenditure reductions and efficiencies associated with enterprise transformation initiatives; actions of competitors or regulators; timing of exploration expenses; timing of crude oil liftings; the competitiveness of alternate-energy sources or product substitutes; technological developments; the results of operations and financial condition of the parties’ suppliers, vendors, partners and equity affiliates, particularly during extended periods of low prices for crude oil and natural gas during the COVID-19 pandemic; the inability or failure of joint-venture partners to fund their share of operations and development activities; the potential failure to achieve expected net production from existing and future crude oil and natural gas development projects; potential delays in the development, construction or start-up of planned projects; the potential disruption or interruption of operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond Chevron’s control; the potential liability for remedial actions or assessments under existing or future environmental regulations and litigation; significant operational, investment or product changes required by existing or future environmental statutes and regulations, including international agreements and national or regional legislation and regulatory measures to limit or reduce greenhouse gas emissions; the potential liability resulting from pending or future litigation; Chevron’s future acquisitions or dispositions of assets or shares or the delay or failure of such transactions to close based on required closing conditions; the potential for gains and losses from asset dispositions or impairments; government-mandated sales, divestitures, recapitalizations, industry-specific taxes, tariffs, sanctions, changes in fiscal terms or restrictions on scope of operations; foreign currency movements compared with the U.S. dollar; material reductions in corporate liquidity and access to debt markets; the receipt of required Board authorizations to pay future dividends; the effects of changed accounting rules under generally accepted accounting principles promulgated by rule-setting bodies; and Chevron’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Noble Energy assumes no obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Additional factors that could cause results to differ materially from those described above can be found in Noble Energy’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on the Noble Energy’s website at http://investors.nblenergy.com/financial-information/sec-filings and on the SEC’s website at http://www.sec.gov, and in Chevron’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on Chevron’s website at https://chevroncorp.gcs-web.com/financial-information/sec-filings and on the SEC’s website at http://www.sec.gov.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Noble Energy has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NOBLE ENERGY, INC.
Date: July 22, 2020
	By:	/s/ Kenneth M. Fisher
Kenneth M. Fisher
Executive Vice President, Chief Financial Officer

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Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

dated as of

July 20, 2020

among

CHEVRON CORPORATION,

CHELSEA MERGER SUB INC.,

and

NOBLE ENERGY, INC.

i

EXHIBITS

Exhibit A—Form of Certificate of Incorporation of Merger Subsidiary

DEFINED TERMS

Term	Section
Acquisition Proposal	7.8(b)
Affected Employees	6.6(b)
Agreement	Preamble
Anti-Corruption Laws	3.17(d)(i)
Anti-Discrimination Laws	3.15(i)
Antitrust Laws	7.1(b)(ii)
Book-Entry Shares	1.4(b)
Cancelled Shares	1.4(d)
Cap Amount	6.3(d)
Capital Budget	5.1(g)
CERCLA	3.18(b)
Certificate	1.4(b)
Certificate of Merger	1.1(b)
Change in Control	6.6(a)
Change in the Company Recommendation	5.2(a)
Closing	1.1(d)
Closing Date	1.1(d)
Code	Recitals
Common Shares Trust	2.2(b)
Company	Preamble
Company 10-K	3.7(a)
Company 10-Q	3.7(a)
Company 401(k) Plans	6.6(f)
Company Balance Sheet	3.8
Company Balance Sheet Date	3.8
Company Benefit Plans	3.15(a)
Company By-Laws	3.1
Company Capital Stock	3.5
Company Charter	3.1
Company Common Stock	Recitals
Company Credit Agreement	5.1(k)
Company Disclosure Schedules	III
Company Environmental Permits	3.18(a)
Company Intellectual Property	3.22(a)
Company Material Adverse Effect	3.1
Company Measurement Date	3.5
Company Pension Plan	3.15(e)
Company Preferred Stock	3.5
Company Proxy Statement	3.9(a)
Company PS Award	1.5(d)
Company Recommendation	5.2(f)
Company RS Award	1.5(c)

Term	Section
Company RSU Award	1.5(b)
Company SEC Documents	3.7(a)
Company Securities	3.5
Company Stock Option	1.5(a)
Company Stockholder Approval	3.2(a)
Company Stockholder Meeting	5.2(f)
Company Subsidiary Securities	3.6(b)
Confidentiality Agreement	7.3
Contract	3.21(a)
Creditors’ Rights	3.2(a)
De Minimis Inaccuracies	8.2(a)(ii)
Delaware Court	10.8
DGCL	Recitals
E&P Assets	5.1(i)
Economic Sanctions/Trade Laws	3.17(d)(ii)
Effect	3.1
Effective Time	1.1(b)
End Date	9.1(b)(i)
Environmental Laws	3.18(b)
ERISA	3.15(a)
ERISA Affiliate	3.15(d)
Excess Shares	2.2(a)
Exchange Act	3.3
Exchange Agent	2.1(a)
Exchange Ratio	1.4(a)
FCC	3.3
Financial Advisor	3.24
Form S-4	4.8(a)
GAAP	3.8
Government Official	3.17(a)
Hazardous Substance	3.18(b)
HSR Act	3.3
Hydrocarbon Contract	3.20(a)
Hydrocarbons	3.20(a)
Indemnified Liabilities	6.3(a)
Indemnified Persons	6.3(a)
Intellectual Property	3.22(a)
Intervening Event	5.2(b)(ii)
Intervening Event Match Period	5.2(b)(ii)
Intervening Event Notice	5.2(b)(ii)
knowledge	3.10(e)
Lien	3.4
Material Contract	3.21(b)
Merger	Recitals
Merger Consideration	1.4(a)

v

Term	Section
Merger Subsidiary	Preamble
MLP	3.6(a)
MLP 10-K.	3.7(b)
MLP 10-Q.	3.7(b)
MLP Balance Sheet	3.8
MLP Common Units	3.6(c)
MLP Partnership Agreement	3.6(c)
MLP Partnership Interests	3.6(c)
MLP SEC Documents	3.7(b)
MLP Securities	3.6(c)
Money Laundering Laws	3.17(d)(iii)
Nasdaq	3.3
NYSE	2.2(a)
OFAC	3.17(d)(ii)
Noble GP	3.6(a)
Noble GP Interest	3.6(c)
Parent	Preamble
Parent 10-K	4.6(a)
Parent Balance Sheet	4.7
Parent Balance Sheet Date	4.7
Parent Common Stock	Recitals
Parent Common Stock Issuance	Recitals
Parent Disclosure Schedules	IV
Parent Material Adverse Effect	4.1
Parent Measurement Date	4.5
Parent Preferred Stock	4.5
Parent SEC Documents	4.6(a)
Parent Securities	4.5
Payoff Amount	7.13
Person	2.1(c)
Personal Data	3.22(b)
Privacy Policies	3.22(b)
Proceeding	6.3(a)
RCRA	3.18(b)
Release	3.18(b)
Reorganization Treatment	7.4(a)
Sanctions Target	3.17(d)(iv)
Sarbanes-Oxley Act	3.10(a)
SEC	1.5(f)
Securities Act	3.3
Significant Subsidiaries	3.6(a)
Subject Indebtedness	7.13
Subsidiary	3.6(a)
Substantial Detriment	7.1(c)
Superior Proposal	7.8(b)

Term	Section
Superior Proposal Match Period	5.2(b)(i)
Superior Proposal Notice	5.2(b)(i)
Surviving Corporation	1.1(a)
Tax Proceeding	3.14(c)
Tax Returns	3.14(i)
Taxes	3.14(i)
Taxing Authority	3.14(i)
Termination Fee	10.5(iii)
Transaction Litigation	7.14
Transactions	Recitals
Trust	6.6(e)
Trust Agreement	6.6(e)

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of July 19, 2020 is by and among Chevron Corporation, a Delaware corporation (“Parent”), Chelsea Merger Sub Inc., a newly formed Delaware corporation and a direct, wholly-owned Subsidiary of Parent (“Merger Subsidiary”), and Noble Energy, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, it is proposed that, upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Subsidiary will be merged with and into the Company (the “Merger”) in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), with the Company surviving the Merger as the Surviving Corporation (as defined below) and a direct, wholly-owned subsidiary of Parent;

WHEREAS, the Board of Directors of Parent, at a meeting duly called and held on or prior to the date hereof, has unanimously (a) determined that this Agreement and the issuance of the shares of common stock of Parent, par value $0.75 per share (“Parent Common Stock”), pursuant to this Agreement (the “Parent Common Stock Issuance”) and the other transactions contemplated hereby (the “Transactions”), are fair to, and in the best interests of, Parent and Parent’s stockholders and (b) approved and declared advisable this Agreement and the Transactions;

WHEREAS, the Board of Directors of the Company, at a meeting duly called and held on or prior to the date hereof, has unanimously (a) determined that this Agreement and the transactions contemplated hereby (including the Merger) are fair to and in the best interests of the Company’s stockholders, (b) approved and declared advisable this Agreement and the transactions contemplated hereby (including the Merger), (c) directed that the adoption of this Agreement be submitted to a vote at a meeting of the holders of shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) and (d) resolved (subject to Section 5.2) to recommend the adoption of this Agreement by the holders of Company Common Stock;

WHEREAS, the Board of Directors of Merger Subsidiary has by unanimous vote (a) determined that this Agreement and the Transactions are fair to, and in the best interests of, Merger Subsidiary’s sole stockholder, (b) approved and declared advisable this Agreement and the Transactions and (c) submitted this Agreement to Parent, as sole stockholder of Merger Subsidiary, for adoption thereby and recommended that Parent approve and adopt this Agreement and the Transactions; and

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is hereby adopted as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

NOW, THEREFORE, in consideration of the promises and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.1    The Merger.

(a)    Upon the terms and subject to the conditions set forth in this Agreement, (i) at the Effective Time (as defined below), Merger Subsidiary shall be merged with and into the Company in accordance with the requirements of the DGCL, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”), such that following the Merger, the Surviving Corporation will be a direct, wholly-owned subsidiary of Parent.

(b)    On the Closing Date, immediately after the Closing, the Company will file a certificate of merger with respect to the Merger with the Secretary of State of the State of Delaware (the “Certificate of Merger”) and the parties shall make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later time as Parent and the Company may agree and is specified in the Certificate of Merger (the “Effective Time”).

(c)    From and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of the Company and Merger Subsidiary, all as provided under the DGCL.

(d)    The closing of the Merger (the “Closing”) shall take place (i) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York, 10019 or remotely by exchange of documents and signatures (or their electronic counterparts) as soon as practicable on the second (2nd) Business Day following the day on which the last to be fulfilled or waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions) shall be fulfilled or waived in accordance with this Agreement or (ii) at such other place and time as the Company and Parent may agree in writing (the “Closing Date”).

Section 1.2    Certificate of Incorporation and By-Laws of the Surviving Corporation. Subject to Section 6.3:

(a)    At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be the certificate of incorporation of Merger Subsidiary as set forth in Exhibit A, except for Article FIRST thereof which shall be amended to read as follows: “The name of this corporation is “Noble Energy, Inc.”

(b)    The by-laws of Merger Subsidiary, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until thereafter amended or changed as provided therein or by the DGCL, except that all references therein to Merger Subsidiary shall be automatically amended and shall become references to the Surviving Corporation.

Section 1.3    Directors and Officers of the Surviving Corporation. The directors of Merger Subsidiary immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation, and the officers of Merger Subsidiary immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

Section 1.4    Effect on Capital Stock.

(a)    At the Effective Time, subject to the other provisions of Articles I and II, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock to be canceled pursuant to Section 1.4(d) and any shares of Company Common Stock covered under Section 1.5) shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and shall thereafter represent the right to receive .1191 (the “Exchange Ratio”) of a share of validly issued, fully paid and non-assessable shares of Parent Common Stock (the “Merger Consideration”).

(b)    From and after the Effective Time, all of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of (x) a certificate (each a “Certificate”) or (y) non-certificated shares represented by book-entry (“Book-Entry Shares”) previously representing any such shares of Company Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive (i) the Merger Consideration, (ii) any dividends or other distributions with a record date prior to the Effective Time which have been declared by the Company in accordance with this Agreement and which remain unpaid at the Effective Time, and any dividends and other distributions in accordance with Section 2.1(f) and (iii) any cash to be paid in lieu of any fractional share of Parent Common Stock in accordance with Section 2.2.

(c)    If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Parent or the Company shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, the Merger Consideration, the Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the holders of shares of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided that (i) nothing in this Section 1.4 shall be construed to permit the Company or Parent to take any action with respect to its securities that is otherwise prohibited by the terms of this Agreement and (ii) cash dividends and grants of equity compensation not prohibited by the terms hereof shall not result in any adjustment to the Exchange Ratio.

(d)    At the Effective Time, all shares of Company Common Stock that are owned by Parent, Merger Subsidiary or the Company or any of their respective direct or indirect wholly-owned Subsidiaries (the “Cancelled Shares”) shall be cancelled and retired and shall cease to exist and no stock of Parent, cash or other consideration shall be delivered in exchange therefor. For the avoidance of doubt, this Section 1.4(d) shall not apply to shares of Company Common Stock held in trust or otherwise set aside from shares held in the Company’s treasury pursuant to a Company Benefit Plan (as such term is defined in Section 3.15).

(e)    At the Effective Time, each issued and outstanding share of common stock, par value $0.01 per share, of Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall remain outstanding as one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

Section 1.5    Stock Options and Equity Awards. Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee thereof administering the Company’s equity and equity based incentive plans) shall adopt such resolutions as may be required and take all corporate action necessary to effect the following:

(a)    at the Effective Time, each outstanding option to purchase shares of Company Common Stock (each, a “Company Stock Option”) granted under any Company Benefit Plan, whether or not vested, shall cease to represent a right to acquire shares of Company Common Stock, and shall thereafter constitute an option to acquire, on the same terms and conditions as were applicable under such Company Stock Option immediately prior to the Effective Time, including any provisions for acceleration, the number (rounded down to the nearest whole number) of shares of Parent Common Stock, determined by multiplying (x) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by (y) the Merger Consideration. The exercise price per share of Parent Common Stock subject to any such Company Stock Option at and after the Effective Time shall be an amount (rounded up to the nearest one hundredth of a cent) equal to (A) the exercise price per share of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time divided by (B) the Merger Consideration;

(b)    at the Effective Time, each cash-settled restricted stock unit award (each, a “Company RSU Award”) that corresponds to shares of Company Common Stock granted under any Company Benefit Plan, outstanding as of the Effective Time, whether or not vested, shall cease to represent a Company RSU Award with respect to Company Common Stock and shall thereafter constitute a cash-settled restricted stock unit award, on the same terms and conditions as were applicable under such Company RSU Award immediately prior to the Effective Time, including any provisions for acceleration, with respect to the number (rounded to the nearest whole number) of shares of Parent Common Stock determined by multiplying (x) the number of shares of Company Common Stock subject to such Company RSU Award immediately prior to the Effective Time by (y) the Merger Consideration. For the avoidance of doubt, any amounts relating to dividend equivalent rights, if any, granted with respect to such Company RSU Award that are accrued but unpaid as of the Effective Time will carry over and will be paid if required by and in accordance with the terms and conditions as were applicable to such Company RSU Award immediately prior to the Effective Time;

(c)    at the Effective Time, each share of restricted Company Common Stock subject to vesting, repurchase or other lapse restriction solely based on continued service (each, a “Company RS Award”) granted under any Company Benefit Plan, outstanding as of the Effective Time, whether or not vested, shall cease to represent a Company RS Award with respect to Company Common Stock and shall thereafter constitute a restricted stock award, on the same terms and conditions as were applicable under such Company RS Award immediately prior to the Effective Time, including any provisions for acceleration, with respect to the number (rounded to the nearest whole number) of shares of Parent Common Stock determined by multiplying (x) the number of shares of Company Common Stock subject to such Company RS Award immediately prior to the Effective Time by (y) the Merger Consideration. For the avoidance of doubt, any amounts relating to dividend equivalent rights, if any, granted with respect to such Company RS Award that are accrued but unvested and unpaid as of the Effective Time will carry over and will be paid if required by and in accordance with the terms and conditions as were applicable to such Company RS Award immediately prior to the Effective Time;

(d)    at the Effective Time, each award of notional shares of restricted Company Common Stock whose vesting is conditioned in full or in part based on achievement of performance goals or metrics (each, a “Company PS Award”) granted under any Company Benefit Plan, outstanding as of the Effective Time, whether or not vested, shall cease to represent a Company PS Award with respect to Company Common Stock and shall thereafter constitute an award, on the same terms and conditions as were applicable under such Company PS Award immediately prior to the Effective Time (other than any performance-based vesting conditions), including any provisions for acceleration, with respect to the number (rounded to the nearest whole number) of shares of Parent Common Stock determined by multiplying (x) the number of shares of Company Common Stock subject to such Company PS Award immediately prior to the Effective Time (assuming that any performance-based vesting conditions applicable to such Company PS Award for any performance period that has not been completed as of the Effective Time are achieved at the greater of “target” performance or actual performance as of the Effective Time) by (y) the Merger Consideration. For the avoidance of doubt, any amounts relating to dividend equivalent rights, if any, granted with respect to such Company PS Award that are accrued but unvested and unpaid as of the Effective Time will carry over and will be paid if required by and in accordance with the terms and conditions as were applicable to such Company PS Award immediately prior to the Effective Time; and

(e)    make such other changes to the Company’s equity and equity based incentive plans as the Company and Parent may agree in writing are appropriate to give effect to the Merger.

With respect to any amount payable under this Section 1.5 that constitutes nonqualified deferred compensation subject to Section 409A of the Code, to the extent that payment of such amount would otherwise cause the imposition of a Tax or penalty under Section 409A of the Code, such payment shall instead be made at the earliest time permitted under this Agreement and the terms of the corresponding award that will not result in the imposition of such Tax or penalty.

(f)    (i) Parent shall take all corporate action necessary to assume, as of the Effective Time, the Company’s obligations under the Company Stock Options, Company RSU Awards, Company RS Awards and Company PS Awards and reserve for issuance a sufficient number of shares of Parent Common Stock for delivery pursuant to the terms set forth in this Section 1.5. (ii) As soon as practicable after the Effective Time and in any event no later than five days after the Effective Time, Parent shall file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on an appropriate form or a post-effective amendment to a previously filed registration statement under the Securities Act with respect to the Parent Common

Stock subject to options and other equity-based awards described in this Section 1.5 and shall use its reasonable best efforts to maintain the current status of the prospectus contained therein, as well as comply with any applicable state securities or “blue sky” laws, for so long as such options or other equity-based awards remain outstanding.

ARTICLE II

EXCHANGE OF CERTIFICATES

Section 2.1    Surrender and Payment.

(a)    Prior to the Effective Time, Parent shall appoint a bank, trust company or nationally recognized stockholder services provider or such other Person reasonably acceptable to the Company as the exchange agent (the “Exchange Agent”) for the purpose of exchanging Certificates and Book-Entry Shares representing shares of Company Common Stock. Parent will make available to the Exchange Agent, as needed, the Merger Consideration to be delivered in respect of the shares of Company Common Stock. Promptly after the Effective Time, Parent will send, or will cause the Exchange Agent to send, to each holder of record of shares of Company Common Stock as of the Effective Time, a letter of transmittal for use in such exchange (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Exchange Agent) in such form as the Company and Parent may reasonably agree, for use in effecting delivery of shares of Company Common Stock to the Exchange Agent. Exchange of any Book-Entry Shares shall be effected in accordance with Parent’s customary procedures with respect to securities represented by book entry.

(b)    Each holder of shares of Company Common Stock that have been converted into a right to receive the Merger Consideration, upon surrender to the Exchange Agent of a Certificate or Book-Entry Share, together with a properly completed letter of transmittal, will be entitled to receive (i) one or more shares of Parent Common Stock (which shall be in non-certificated book-entry form unless a physical certificate is requested or required by applicable law) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 1.4 and (ii) a check in the amount equal to any cash payable in lieu of fractional shares which such holder has the right to receive pursuant to Section 2.2 and in respect of any dividends and other distributions which such holder has the right to receive pursuant to Section 2.1(f). No interest shall be paid or accrued on any Merger Consideration, cash payable in lieu of fractional shares or unpaid dividends and distributions payable to holders of Certificates or Book-Entry Shares. Until so surrendered, each such Certificate or Book-Entry Share shall, after the Effective Time, represent for all purposes only the right to receive such Merger Consideration.

(c)    If any portion of the Merger Consideration is to be registered in the name of a Person other than the Person in whose name the applicable surrendered Certificate is registered, it shall be a condition to the registration thereof that the surrendered Certificate shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such delivery of the Merger Consideration shall pay to the Exchange Agent any transfer or other similar Taxes required as a result of such registration in the name of a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. Delivery of the aggregate Merger Consideration, as applicable, with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. For purposes of this Agreement, “Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

(d)    After the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Exchange Agent, the Surviving Corporation or the Parent, they shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article II.

(e)    Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.1(a) that remains unclaimed by the holders of shares of Company Common Stock one year after the Effective Time shall be returned to Parent, or transferred as otherwise directed by Parent, upon demand, and any such holder who has not exchanged his shares of Company Common Stock for the Merger Consideration in accordance with this Section 2.1 prior to that time shall thereafter look only to Parent for delivery of the Merger Consideration (and any cash payable in lieu of fractional shares which such holder has the right to receive pursuant to Section 2.2 and any dividends and distributions which such holder has the right to receive pursuant to Section 2.1(f)) in respect of such holder’s shares. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares for any Merger Consideration (and any cash payable in lieu of fractional shares which such holder has the right to receive pursuant to Section 2.2 and any dividends and distributions which such holder has the right to receive pursuant to Section 2.1(f)) delivered to a public official pursuant to applicable abandoned property laws. Any Merger Consideration (and any cash payable in lieu of fractional shares which such holder has the right to receive pursuant to Section 2.2 and any dividends and distributions which such holder has the right to receive pursuant to Section 2.1(f)) remaining unclaimed by holders of shares of Company Common Stock three years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental body, agency, authority or entity) shall, to the extent permitted by applicable law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(f)    No dividends or other distributions with respect to shares of Parent Common Stock issued in the Merger shall be paid to the holder of any unsurrendered Certificates or Book-Entry Shares until such Certificates or Book-Entry Shares are surrendered as provided in this Section 2.1. Following such surrender, there shall be paid, without interest, to the record holder of the shares of Parent Common Stock issued in exchange therefor (i) at the time of such surrender, all dividends and other distributions payable in respect of such shares of Parent Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to such surrender. For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

(g)    The Exchange Agent shall invest any cash delivered by Parent pursuant to Section 2.1(a) as directed by Parent; provided that no losses on such investments shall affect the cash payable to former holders of shares of Company Common Stock pursuant to this Article II. Any interest and other income resulting from such investments shall be paid promptly to Parent.

(h)    The payment of any transfer, documentary, sales, use, stamp, registration, value added and other similar Taxes and fees incurred by a holder of Company Common Stock in connection with the Merger, and the filing of any related Tax Returns and other documentation with respect to such Taxes and fees, shall be the responsibility solely of such holder.

Section 2.2    Fractional Shares.

(a)    No fractional shares of Parent Common Stock shall be issued in the Merger, but in lieu thereof each holder of shares of Company Common Stock otherwise entitled to a fractional share of Parent Common Stock will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.2 and subject to the provisions of Section 2.1, a cash payment (without interest and rounded to the nearest cent) in lieu of such fractional shares of Parent Common Stock representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent in one or more transactions of shares of Parent Common Stock equal to the excess of (x) the aggregate number of shares of Parent Common Stock to be delivered to the Exchange Agent by Parent pursuant to Section 2.1(a) over (y) the aggregate number of whole shares of Parent Common Stock to be distributed to the holders of Certificates or Book-Entry Shares pursuant to Section 2.1(b) (such excess being herein called the “Excess Shares”). The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares. As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of the Certificates and Book-Entry Shares representing shares of Company Common Stock, shall sell the Excess Shares at then prevailing prices on the New York Stock Exchange (“NYSE”) in the manner provided in the following paragraph.

(b)    The sale of the Excess Shares by the Exchange Agent, as agent for the holders that would otherwise receive fractional shares, shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. Until the proceeds of such sale or sales have been distributed to the holders of shares of Company Common Stock, the Exchange Agent shall hold such proceeds in trust for the holders of shares of Company Common Stock (the “Common Shares Trust”). The Exchange Agent shall determine the portion of the Common Shares Trust to which each holder of shares of Company Common Stock shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of shares of Company Common Stock would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of shares of Company Common Stock would otherwise be entitled.

(c)    As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of shares of Company Common Stock in lieu of any fractional shares of Parent Common Stock, the Exchange Agent shall make available such amounts to such holders of shares of Company Common Stock without interest, subject to and in accordance with Section 2.1.

Section 2.3    Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will, if such holder has otherwise delivered a properly completed and duly executed letter of transmittal, issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to be paid in respect of the shares of Company Common Stock represented by such Certificate as contemplated by this Article II.

Section 2.4    Withholding Rights. Each of the Surviving Corporation, Parent, the Company, Merger Subsidiary and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to Articles I and II such amounts as it is required to deduct or withhold with respect to the making of such payment under any provision of federal, state, local or foreign Tax law (and to the extent deduction and withholding is required, such deduction and withholding may be taken in Parent Common Stock). To the extent that amounts are so deducted or withheld by the Company, Merger Subsidiary, the Surviving Corporation, Parent or the Exchange Agent, as the case may be, and paid over to the applicable governmental body, agency, authority or entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made, and, if withholding is taken in Parent Common Stock, the relevant withholding party shall be treated as having sold such Parent Common Stock on behalf of such holder of the Company Common Stock for an amount of cash equal to the fair market value thereof at the time of such deemed sale and paid such cash proceeds to the appropriate Taxing Authority.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent that, except as disclosed (i) in the Company SEC Documents or the MLP SEC Documents (as hereinafter defined) filed or furnished prior to the date hereof (including all exhibits and schedules thereto and documents incorporated by reference therein but excluding any disclosures in such Company SEC Documents or MLP SEC Documents in any risk factors section, in any section related to forward looking statements and other disclosures that are predictive or forward-looking in nature) or (ii) in the correspondingly numbered section of the disclosure schedules delivered by the Company to Parent simultaneously with the execution of this Agreement (the “Company Disclosure Schedules”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedules shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent, notwithstanding the omission of a cross-reference to such other section or subsection):

Section 3.1    Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all governmental franchises, licenses, permits, authorizations, consents and approvals required to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as now conducted, except for those the absence of which would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect (as defined below). The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the character of the property owned or leased by it or the nature of its activities or the ownership or leasing of its properties make such qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect. For purposes of this Agreement, the term “Company Material Adverse Effect” means any state of facts, change, development, event, effect, condition or occurrence (each, an “Effect”) that, individually or in the aggregate, would reasonably be expected to result in a material adverse effect on the financial condition, business, assets or continuing results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following Effects, alone or in combination, be deemed to constitute, or be taken into account, in determining whether there has been, or would be, a Company Material Adverse Effect: (A) any changes in general U.S., Israel, Egypt, Jordan, Equatorial Guinea or global economic conditions or securities, credit, financial or other capital markets conditions, (B) any changes or conditions affecting the oil and gas industry in general (including changes to commodity prices, general market prices and regulatory changes affecting the industry), (C) any weather-related or other force majeure event (including earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters), (D) pandemics, epidemics, acts of war (whether or not declared), armed hostility (by recognized governmental forces or otherwise), sabotage, terrorism or cyber-attack, and any escalation or general worsening of any of the foregoing, (E) Effects resulting from the negotiation, execution, announcement, pendency, compliance with or performance of this Agreement, the transactions contemplated hereby or the terms hereof or the consummation of the transactions contemplated hereby, including the impact thereof on the relationships of the Company and its Subsidiaries with customers, suppliers, partners, employees or governmental bodies, agencies, officials or authorities; provided that this clause (E) shall not apply to any representation or warranty set forth in Section 3.4 or Section 3.15(g) (or any condition to any party’s obligation to consummate the Merger relating to such representation and warranty) to the extent the purpose of such representation and warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Merger, (F) any action taken or failure to take action which Parent has requested in writing, (G) changes in applicable law, regulation or government policy or in GAAP or in accounting standards, or any changes in the interpretation or enforcement of any of the foregoing, or any changes in general legal, regulatory or political conditions, (H) any decline in the market price, or change in trading volume, of the Company’s capital stock, (I) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, or budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position or (J) any downgrade in the Company’s credit rating (it being understood that the exceptions in clauses (H), (I) and (J) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (if not otherwise falling within any of the exceptions provided hereof) is a Company Material Adverse Effect); provided that, in the case of clauses (A), (B), (C) and (D), solely to the extent the impact on the Company and its Subsidiaries, taken as a whole, is disproportionately adverse compared to the impact on other oil and gas companies that conduct business in the countries and regions in the world impacted by the Effect in question, the incrementally disproportionate impact or impacts shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect. The Company has heretofore made available to Parent true and complete copies of the Certificate of Incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”), and the By-Laws of the Company, as amended to the date of this Agreement (subject to the amendment contemplated by Section 3.2(b)(v)) (as so amended, the “Company By-Laws”).

Section 3.2    Corporate Authorization.

(a)    The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for any required approval by the Company’s stockholders (the “Company Stockholder Approval”) in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action. The affirmative vote of holders of a majority of the outstanding shares of Company Common Stock in favor of the adoption of this Agreement is the only vote of the holders of any of the Company’s capital stock or the capital stock of any of its Subsidiaries necessary in connection with consummation of the Merger. Assuming due authorization, execution and delivery of this Agreement by Parent and Merger Subsidiary, this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (whether considered in a proceeding in equity or at law) (collectively, “Creditors’ Rights”).

(b)    The Board of Directors of the Company, at a meeting duly called and held on or prior to the date hereof, has (i) determined that this Agreement and the transactions contemplated hereby (including the Merger) are fair to and in the best interests of the Company’s stockholders, (ii) approved this Agreement and the transactions contemplated hereby (including the Merger), (iii) directed that the adoption of this Agreement be submitted to a vote of the holders of Company Common Stock and (iv) resolved (subject to Section 5.2) to recommend the adoption of this Agreement by the holders of Company Common Stock.

Section 3.3    Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any governmental body, agency, official or authority other than (a) the filing of a certificate of merger in accordance with the DGCL, (b) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (c) compliance with any applicable requirements of laws, rules and regulations in foreign jurisdictions governing antitrust or merger control matters, (d) compliance with any applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (e) compliance with any applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), (f) the appropriate filings and approvals under the rules of the NYSE or Nasdaq Global Select Market (“Nasdaq”), (g) (if

any) filings required to be made with the Federal Communications Commission (the “FCC”) and (h) other actions or filings the absence or omission of which would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect.

Section 3.4    Non-Contravention The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not, assuming compliance with the matters referred to in Sections 3.2 and 3.3, (a) contravene or conflict with the Company Charter or the Company By-Laws or the organizational documents of any Company Subsidiary, (b) contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to the Company or any of its Subsidiaries, (c) constitute a default (or an event which with notice or the passage of time would become a default) under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of the Company or any of its Subsidiaries or to a loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of, any agreement, contract or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, permit or other similar authorization held by the Company or any of its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, except for such contraventions, conflicts or violations referred to in clause (b) or defaults, rights of termination, cancellation or acceleration, losses or Liens referred to in clause (c) or (d) that would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect. For purposes of this Agreement, “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset other than any such mortgage, lien, pledge, charge, security interest or encumbrance (i) for Taxes (as defined in Section 3.14) not yet due or being contested in good faith (and for which adequate reserves have been established on the Parent Balance Sheet or the Company Balance Sheet, as the case may be) or (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like lien arising in the ordinary course of business. To the Company’s knowledge as of the date of this Agreement, there is no Effect that would reasonably be expected to prevent, materially impede or materially interfere with the consummation by the Company of the Merger and the Transactions.

Section 3.5    Capitalization. The authorized capital stock of the Company consists of 1,000,000,000 shares of Company Common Stock and 4,000,000 shares of preferred stock, par value $1.00 per share (“Company Preferred Stock”, and together with the Company Common Stock, the “Company Capital Stock”). As of July 17, 2020 (the “Company Measurement Date”), there were outstanding (i) 479,938,370 shares of Company Common Stock (including 5,057,039 shares covered by Company RS Awards), (ii) no shares of Company Preferred Stock and (iii) no other shares of capital stock or other voting securities of the Company. All outstanding shares of Company Capital Stock have been duly authorized and validly issued and are fully paid and nonassessable. As of the Company Measurement Date, there were outstanding (A) Company Stock Options to purchase 10,354,215 shares of Company Common Stock, (B) Company RSU Awards with respect to that correspond to 1,753,616 shares of Company Common Stock and (C) Company PS Awards with respect to 3,268,106 shares of Company Common Stock (assuming such Company PS Awards were earned at maximum level of performance). Except as set forth in this Section 3.5 and except for changes since the close of business on the Company Measurement Date resulting from the exercise of employee stock options outstanding on such date, or the payment or redemption of other stock-based awards outstanding on such date or other securities issued as permitted by Section 5.1, there are outstanding (a) no shares of capital stock or other voting securities of the Company and (b) (1) no options, warrants or other rights to acquire from the Company any capital stock or voting securities of the Company or securities convertible into or exchangeable for capital stock or voting securities of the Company, (2) no bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries, in each case, that are linked to, or the value of which is in any way based upon or derived from, the value of the Company, any of its Subsidiaries or any part thereof, or any dividends or other distributions declared or paid on any shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries, or which have or which by their terms may have at any time (whether actual or contingent) the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company or any of its Subsidiaries may vote and (3) no preemptive or similar rights, subscription or other rights, convertible securities, or other agreements, arrangements or commitments of any character relating to the capital stock of the Company, obligating the Company to issue, transfer or sell any capital stock or voting securities of the Company or securities convertible into or exchangeable for capital stock or voting securities of the Company or obligating the Company to grant, extend or enter into any such option, warrant, subscription or other right, convertible security, agreement, arrangement or commitment (the items in the foregoing subclauses (a) and (b) being referred to collectively as “Company Securities”). Except as permitted by Section 5.1(e) with respect to any Company Stock Options, Company RSU Awards, Company RS Awards and Company PS Awards, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities.

Section 3.6    Subsidiaries.

(a)    Each Subsidiary of the Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and has all powers and all governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted, except for those the absence of which would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect. For purposes of this Agreement, the term “Subsidiary,” when used with respect to any Person, means any other Person, whether incorporated or unincorporated, of which (i) more than fifty percent of the voting securities or other ownership interests is owned by such Person or one or more of its Subsidiaries, (ii) such Person or one or more of its Subsidiaries is a general partner or holds a majority of the voting interests of a partnership or (iii) securities or other interests having by their terms ordinary voting power to elect more than fifty percent of the board of directors or others performing similar functions with respect to such corporation or other organization, are directly owned or controlled by such Person or by any one or more of its Subsidiaries. For the avoidance of doubt, for all purposes of this Agreement, the MLP and its Subsidiaries shall be deemed to be Subsidiaries of the Company. The MLP consummated the transactions contemplated by that certain Contribution, Conveyance, Assumption and Simplification Agreement, dated as of November 14, 2019, by and among the Company, Noble Midstream Partners, LP (the “MLP”), Noble Midstream GP LLC (“Noble GP”), Noble Midstream Services, LLC, Noble Midstream, LLC and Noble Midstream Holdings LLC on November 21, 2019 in accordance with the terms thereof as disclosed in the Company SEC Documents and the MLP SEC Documents. Each Subsidiary of the Company is duly qualified to do business and is in good standing in each jurisdiction in which the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect. All “significant subsidiaries” (as such term is defined in Section 1-02 of Regulation S-X under the Exchange Act) of the Company (collectively, and including for the avoidance of doubt, the MLP, “Significant Subsidiaries”) and all other entities listed on Exhibit 21 to the Company 10-K and their respective jurisdictions of organization are identified in Section 3.6(a) of the Company Disclosure Schedules.

(b)    Except for directors’ qualifying shares, all of the outstanding capital stock of, or other ownership interests in, each Significant Subsidiary of the Company (other than the MLP and its Subsidiaries) is wholly-owned by the Company, directly or indirectly, free and clear of any material Lien and free of any other material limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). There are no outstanding (i) securities of the Company or any of its Significant Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Significant Subsidiary of the Company or (ii) (A) options, warrants or other rights to acquire from the Company or any of its Significant Subsidiaries any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any Significant Subsidiary of the Company, (B) bonds, debentures, notes or other indebtedness of any Significant Subsidiary of the Company that are linked to, or the value of which is in any way based upon or derived from, the value of the Company, any of its Subsidiaries or any part thereof, or any dividends or other distributions declared or paid on any shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries, or which have or which by their terms may have at any time (whether actual or contingent) the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company or any of its Subsidiaries may vote or (C) preemptive or similar rights, subscription or other rights, convertible securities, or other agreements, arrangements or commitments of any character relating to the capital stock of any Significant Subsidiary of the Company, obligating the Company or any of its Significant Subsidiaries to issue, transfer or sell any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any Significant Subsidiary of the Company or obligating the Company or any Significant Subsidiary of the Company to grant, extend or enter into any such option, warrant, subscription or other right, convertible security, agreement, arrangement or commitment (the items in the foregoing subclauses (i) and (ii) being referred to collectively as “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Company Subsidiary Securities. Other than the MLP, no Subsidiary of the Company is, or since January 1, 2017 has been, subject to any requirement to file periodic reports under the Exchange Act. No Subsidiary of the Company owns any shares of Company Common Stock.

(c)    As of the Company Measurement Date, the issued and outstanding limited partner interests and general partner interests of the MLP consisted of (i) 90,170,963 “Common Units” (as defined in the Second Amended and Restated Agreement of Limited Partnership of the MLP, dated as of November 14, 2019, as amended or supplemented from time to time (the “MLP Partnership Agreement”)) (the “MLP Common Units”), (ii) 206,357 unvested “Derivative Partnership Interests” (as defined in the MLP Partnership Agreement), that are outstanding under any employee or director equity plans or arrangements of the MLP and (iii) a 0.0% non-economic general partner interest (the “Noble GP Interest”) held by Noble Midstream GP LLC. All of the issued and outstanding MLP Common Units have been duly authorized and validly issued and are fully paid (to the extent required by the MLP Partnership Agreement) and nonassessable (except as such non-assessability may be affected by Sections 17-303(a), 17-607 and 17-804 of the Delaware Revised Uniform Limited Partnership Act) and, except as set forth in the MLP Partnership Agreement, free of preemptive rights. Noble GP is a wholly-owned Subsidiary of the Company and is the sole general partner of the MLP. Noble GP is the sole record and beneficial owner of the Noble GP Interest, and such Noble GP Interest has been duly authorized and validly issued in accordance with applicable law and the MLP Partnership Agreement. Noble GP owns the Noble GP Interest free and clear of any Liens. Except (x) as set forth above in this Section 3.6(c) or (y) as otherwise expressly permitted by this Agreement, as of the Company Measurement Date, there are no outstanding, (A) “Partnership Interests” (as defined in the MLP Partnership Agreement) (the “MLP Partnership Interests”) or other equity or voting securities of the MLP, (B) (1) options, warrants or other rights to acquire from the MLP any Partnership Interests, voting securities or other ownership interests in, or any securities convertible into or exchangeable for MLP Partnership Interests, voting securities or ownership interests in, the MLP or (2) preemptive or similar rights, subscription or other rights, convertible securities, or other agreements, arrangements or commitments of any character relating to MLP Partnership Interests or other equity or voting securities of the MLP, obligating the MLP to issue, transfer or sell any MLP Partnership Interests or other equity or voting securities of the MLP, or any securities convertible into or exchangeable for MLP Partnership Interests or other equity or voting securities of the MLP, or obligating the MLP to grant, extend or enter into any such option, warrant, subscription or other right, convertible security, or other agreement, arrangement or commitment or (C) bonds, debentures, notes or other debt of the MLP that are linked to, or the value of which is in any way based upon or derived from, the value of the MLP or any part thereof, or any dividends or other distributions declared or paid on any MLP Partnership Interests, capital stock of, or other equity or voting interests in, the MLP, or which have or which by their terms may have at any time (whether actual or contingent) the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which unitholders of the MLP may vote (the items in the foregoing subclauses (A), (B) and (C) being referred to collectively as “MLP Securities”). Except as required by the terms of the MLP Partnership Agreement in effect as of the date hereof or amended as to the extent permitted by Section 5.1, there are no outstanding obligations of the MLP or any of its Subsidiaries to repurchase, redeem or otherwise acquire any MLP Securities. Each Subsidiary of the MLP is wholly-owned by the MLP.

Section 3.7    SEC Filings.

(a)    The Company has made available to Parent (i) its annual reports on Form 10-K for its fiscal years ended December 31, 2018 and 2019, (ii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of the Company held since December 31, 2018 and (iii) all of its other reports, statements, schedules and registration statements filed with the SEC since December 31, 2018 (the documents referred to in this Section 3.7(a) being referred to collectively as the “Company SEC Documents”). The Company’s annual report on Form 10-K for its fiscal year ended December 31, 2019 is referred to herein as the “Company 10-K.” The Company’s quarterly report on Form 10-Q for the three months ended March 31, 2020 is referred to herein as the “Company 10-Q.”

(b)    The Company has made available to Parent (i) the annual reports on Form 10-K for the MLP for the fiscal years ended December 31, 2018 and 2019, (ii) the proxy or information statements relating to meetings of, or actions taken without a meeting by, the unitholders of the MLP held since December 31, 2018 and (iii) all of the other reports, statements, schedules and registration statements filed by the MLP with the SEC since December 31, 2018 (the documents referred to in this Section 3.7(b) being referred to collectively as the “MLP SEC Documents”). The MLP’s annual report on Form 10-K for its fiscal year ended December 31, 2019 is referred to herein as the “MLP 10-K.” The MLP’s quarterly report on Form 10-Q for the three months ended March 31, 2020 is referred to herein as the “MLP 10-Q.”

(c)    As of its filing date, each Company SEC Document and MLP SEC Document complied as to form in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act and the rules and regulations thereunder.

(d)    As of its filing date, each Company SEC Document and MLP SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(e)    Each registration statement, as amended or supplemented, if applicable, filed by the Company or the MLP since January 1, 2018, pursuant to the Securities Act, as of the date such statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(f)    Each of the Company and the MLP has timely filed with or furnished to the SEC all forms, reports, schedules, registration statements, proxy statements and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2018.

Section 3.8    Financial Statements. The audited consolidated financial statements of the Company and the MLP (including any related notes and schedules) included in their annual reports on Form 10-K referred to in Section 3.7 present fairly, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries or the MLP and its consolidated Subsidiaries, as applicable, as of the dates thereof and the consolidated results of their operations and their cash flows for the periods then ended, in each case, in conformity with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes thereto). For purposes of this Agreement, “Company Balance Sheet” means the consolidated balance sheet of the Company, as of March 31, 2020, set forth in the Company 10-Q and “Company Balance Sheet Date” means March 31, 2020. For purposes of this Agreement, “MLP Balance Sheet” means the consolidated balance sheet of the MLP, as of March 31, 2020, set forth in the MLP 10-Q.

Section 3.9    Disclosure Documents.

(a)    Neither the proxy statement of the Company (the “Company Proxy Statement”) to be filed with the SEC in connection with the Merger, nor any amendment or supplement thereto, will, at the date the Company Proxy Statement or any such amendment or supplement thereto is first mailed to stockholders of the Company or at the time such stockholders vote on the adoption and approval of this Agreement and the transactions contemplated hereby, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company Proxy Statement, including all amendments or supplements thereto, will, when filed, comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, no representation or warranty is made by the Company in this Section 3.9 with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Subsidiary for inclusion or incorporation by reference in the Company Proxy Statement.

(b)    None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Form S-4 (as defined in Section 4.8(a)) or any amendment or supplement thereto will, at the time the Form S-4 or any such amendment or supplement becomes effective under the Securities Act or at the Effective Time, as the case may be, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 3.10    Controls and Procedures.

(a)    Each of the principal executive officer and the principal financial officer of the Company and the MLP, as applicable (or each former principal executive officer and former principal financial officer of the Company and the MLP, as applicable) has made all certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder and under the Exchange Act (collectively, the “Sarbanes-Oxley Act”) with respect to Company SEC Documents and the MLP SEC Documents, as applicable. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(b)    Each of the Company and the MLP has (i) designed and maintained disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information required to be disclosed by the Company and the MLP, as applicable, in the reports it files or furnishes under the Exchange Act is communicated to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure, (ii) disclosed, based on its most recent evaluation, to its auditors and the audit committee of its Board of Directors (A) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which could adversely affect its ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting and (iii) identified for the Company’s or the MLP’s, as applicable, auditors any material weaknesses in internal controls. The Company has provided to Parent true and correct copies of any of the foregoing disclosures to the auditors or audit committee of the Company and of the MLP that have been made in writing from January 1, 2018 through the date hereof, and will promptly provide to Parent true and correct copies of any such disclosure that is made after the date hereof.

(c)    The Company has designed and maintains a system of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including reasonable assurance (i) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability and (ii) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of assets that could have a material effect on the Company’s financial statements or the MLP’s financial statements. The Company’s management and the MLP’s management (as applicable), with the participation of the Company’s (or the MLP’s, as applicable) principal executive and financial officers, has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2019, and such assessment concluded that such internal controls were effective using the framework specified in the Company 10-K or the MLP 10-K, as applicable.

(d)    No personal loan or other extension of credit by the Company or any Subsidiary to any of its or their executive officers or directors has been made or modified in violation of Section 13 of the Exchange Act and Section 402 of the Sarbanes-Oxley Act since January 1, 2018.

(e)    Since January 1, 2018, neither the Company nor any of its Subsidiaries (including the MLP) nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received any written complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal accounting controls. For purposes of this Agreement, “knowledge” means, with respect to the Company or Parent, the actual knowledge of any individual identified as an executive officer of such party in the Form 10-K filed most recently by such party with the SEC.

Section 3.11    Absence of Certain Changes.

(a)    From the Company Balance Sheet Date to the date hereof, the Company and its Subsidiaries have conducted their business in the ordinary course of business consistent with past practice in all material respects.

(b)    From the Company Balance Sheet Date, there has not been any event, occurrence, change or development of a state of circumstances or facts which, individually or in the aggregate, has had, or would be reasonably likely to have, a Company Material Adverse Effect.

Section 3.12    No Undisclosed Material Liabilities. As of the date hereof, there are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise that are material to the Company and its Subsidiaries, taken as a whole, other than:

(a)    liabilities disclosed or provided for in the Company Balance Sheet, the MLP Balance Sheet or the notes thereto;

(b)    liabilities incurred since the Company Balance Sheet Date in the ordinary course of business consistent with past practice and which, individually or in the aggregate, would not be reasonably likely to have a Company Material Adverse Effect;

(c)    liabilities disclosed in the Company SEC Documents or the MLP SEC Documents filed prior to the date of this Agreement;

(d)    liabilities or obligations that have been discharged or paid in full in the ordinary course of business consistent with past practice; and

(e)    liabilities under this Agreement.

Section 3.13    Litigation. There is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Company, threatened against or affecting, the Company, any of its Subsidiaries, any of their respective properties or any of their respective officers or directors before any court, arbitrator or any governmental body, agency, authority or official except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect.

Section 3.14    Taxes. Except as set forth in the Company Balance Sheet (including the notes thereto) and except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect:

(a)    (i) all Tax Returns required to be filed with any Taxing Authority by, or with respect to, the Company and its Subsidiaries have been filed in accordance with all applicable laws, (ii) the Company and its Subsidiaries have timely paid all Taxes shown as due and payable on the Tax Returns that have been so filed, and (iii) as of the time of filing, such Tax Returns were true, correct and complete in all respects (other than, in the case of clause (i) or (ii) hereof, with respect to any Taxes or Tax Returns (or positions taken therein) which are being contested, or for which any position has been taken, in good faith and for which adequate reserves are reflected on the Company Balance Sheet, as adjusted for operations in the ordinary course of business consistent with past practice since the date of the Company Balance Sheet);

(b)    the charges, accruals and reserves for Taxes with respect to the Company and its Subsidiaries reflected on the Company Balance Sheet are adequate under GAAP to cover the Tax liabilities accruing through the date thereof;

(c)    there is no action, suit, proceeding, audit or claim (each, a “Tax Proceeding”) now proposed in writing or pending against or with respect to the Company or any of its Subsidiaries in respect of any Tax or Tax Return;

(d)    neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intended to qualify for tax-free treatment, in whole or in part, under Section 355 of the Code in the two years prior to the date of this Agreement;

(e)    neither the Company nor any of its Subsidiaries has granted any currently effective requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment or collection of any Taxes with respect to any Tax Returns of the Company or any of its Subsidiaries;

(f)    neither the Company nor any of its Subsidiaries is a party to, is bound by, or has any obligation for any Tax imposed on any entity other than such Person under, any Tax sharing, allocation or indemnity agreement or any similar agreement or arrangement, except (i) as the result of the application of Treasury Regulations Section 1.1502-6 (and any comparable provision of the Tax laws of any state, local or foreign jurisdiction) to the affiliated group of which the Company or any of its Subsidiaries is or was the common parent; (ii) for any such agreement or arrangement solely between or among any of the Company and its Subsidiaries; (iii) as provided in the MLP Partnership Agreement or in any other customary partnership indemnification provisions in any partnership or limited liability company agreement of any Company Subsidiary, or (iv) any Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements);

(g)    neither the Company nor any of its Subsidiaries has participated in any “listed transaction,” within the meaning of Treasury Regulations Section 1.6011-4(b)(2);

(h)    there are no Liens for Taxes other than Taxes not yet due or being contested in good faith (and for which adequate accruals or reserves have been established on the Company Balance Sheet) upon any of the assets of the Company or any of its Subsidiaries; and

(i)    no claim has been made in writing in the last three years by an authority in a jurisdiction in which the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation in that jurisdiction.

Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in Section 3.11, this Section 3.14, Section 3.15 and in Section 3.27 are the sole and exclusive representations and warranties of Company and its Subsidiaries with respect to Taxes.

For purposes of this Agreement, “Taxes” shall mean any and all taxes, charges, fees, levies or other similar assessments, each in the nature of a tax, including, without limitation, all net income, gross income, gross receipts, excise, stamp, real or personal property, ad valorem, withholding, social security (or similar), unemployment, occupation, use, production, service, service use, license, net worth, payroll, franchise, severance, transfer, recording, employment, premium, windfall profits, environmental, customs duties, capital stock, profits, disability, sales, registration, value added, alternative or add-on minimum, estimated or other similar taxes imposed by any federal, state, local or foreign governmental body, agency, authority or similar entity, each having jurisdiction in matters relating to Tax matters (each, a “Taxing Authority”) and any interest, penalties, or additions to tax attributable thereto. For purposes of this Agreement, “Tax Returns” shall mean any return, report, form, information return, claim for refund or similar statement filed or required to be filed with any Taxing Authority with respect to any Tax, including any attached schedules or amendment thereto.

Section 3.15    Employee Benefit Plans; Employment.

(a)    The Company has provided Parent with a list (set forth in Section 3.15(a) of the Company Disclosure Schedules) identifying each material “employee benefit plan,” as defined in section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), each material employment, consulting, severance, change in control or similar contract, plan, funding arrangement or policy applicable to any director, former director, employee or former employee of the Company or any Company Subsidiary, and each material plan, funding vehicle or arrangement (written or oral), providing for compensation, bonuses, profit-sharing, stock option or other stock-related rights or other forms of incentive or deferred compensation, vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, death benefits, disability benefits, workers’ compensation, supplemental unemployment benefits, severance benefits, change in control benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company or its Subsidiaries and covers any employee or director or former employee or director of the Company or any of its Subsidiaries. The material plans, agreements or arrangements of the Company and its Subsidiaries referred to in the first sentence of this paragraph (a) (excluding any such plan that is a “multiemployer plan,” as defined in section 3(37) of ERISA) are referred to collectively herein as the “Company Benefit Plans.”

(b)    The Company has made available to Parent true, complete and correct copies of (i) each Company Benefit Plan (or, in the case of any unwritten Company Benefit Plan, a description thereof) and any amendments thereto, (ii) the most recent annual report on Form 5500 and Schedule B thereto (including any related actuarial valuation report) filed with the Internal Revenue Service with respect to each Company Benefit Plan (if any such report was required) and (iii) the most recent summary plan description for each Company Benefit Plan for which such summary plan description is required.

(c)    Each Company Benefit Plan has been established and maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations (including, but not limited to, the extent applicable, ERISA and the Code) which are applicable to such plan, except where the failure to so comply would not reasonably be expected to have a Company Material Adverse Effect.

(d)    (i) Neither the Company nor any other entity which is a member of a controlled group of entities (within the meaning of Sections 414(b), (c), (m) or (o) of the Code) of which the Company is a member (each, an “ERISA Affiliate”) has incurred a material liability under Title IV of ERISA or Section 412 of the Code that has not been satisfied in full, and no reasonably foreseeable condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring any such liability; and (ii) all material insurance premiums with respect to Company Benefit Plans, including premiums to the Pension Benefit Guaranty Corporation, have been paid when due.

(e)    All “employee pension benefit plans” (as defined in Section 3(2) of ERISA) that are Company Benefit Plans (“Company Pension Plan”) intended to be qualified under Section 401(a) of the Code have received a favorable determination letter or opinion letter, if applicable, from the Internal Revenue Service to the effect that such Company Pension Plans are qualified and exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code. Neither the Company nor any of its ERISA Affiliates contributes to a “multiemployer plan,” as defined in Section 3(37) of ERISA.

(f)    The Company or the applicable Subsidiary has reserved the right to amend, terminate or modify at any time each Company Benefit Plan that provides for retiree health benefits or retiree life benefits (other than such benefits required by Section 4980B of the Code or Section 601 of ERISA or similar state law).

(g)    The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, consultant or officer of the Company or any its Subsidiaries to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement or as required by applicable law, or (ii) accelerate the time of payment or vesting, increase the amount of compensation due any such employee, consultant or officer or trigger any other material obligation pursuant to any Company Benefit Plan, except as expressly provided in this Agreement. Section 3.15(g) of the Company Disclosure Schedules lists all the agreements, arrangements and other instruments which give rise to an obligation to make or set aside amounts payable to or on behalf of the officers of the Company and its Subsidiaries as a result of the transactions contemplated by this Agreement and/or any subsequent employment termination, true and complete copies of which have been previously provided to Parent.

(h)    There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its Subsidiaries relating to, or change in, employee participation or coverage under, or any adoption of, any Company Benefit Plan which would increase materially the expense of maintaining such Company Benefit Plan above the level of expense incurred in respect thereof for the twelve (12) months ended on the Company Balance Sheet Date.

(i)    Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with all collective bargaining agreements and all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, labor, occupational safety and health, and wages and hours, including Section 8 of the National Labor Relations Act and all civil rights and anti-discrimination laws, rules and regulations (collectively, “Anti-Discrimination Laws”). Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, no work stoppage, slowdown or labor strike against the Company or any of its Subsidiaries is pending or, to the Company’s knowledge, threatened, nor is the Company or any of its Subsidiaries involved in or, to the Company’s knowledge, threatened with material labor disputes, grievances or litigation relating to labor matters, including with respect to Anti-Discrimination Laws.

(j)    Since January 1, 2018, to the knowledge of the Company, (i), no allegations of sexual harassment or other sexual misconduct have been made against any employee of the Company with the title of director, vice president or above through the Company’s anonymous employee hotline or any formal human resources communication channels at the Company, and (ii) there are no actions, suits, investigations or proceedings pending or, to the Company’s knowledge, threatened related to any allegations of sexual harassment or other sexual misconduct by any employee of the Company with the title of director, vice president or above. Since January 1, 2018, to the knowledge of the Company, neither the Company nor any of its Subsidiaries have entered into any settlement agreements related to allegations of sexual harassment or other sexual misconduct by any employee of the Company with the title of director, vice president or above.

(k)    No Company Benefit Plan provides a gross-up for any Taxes which may be imposed (i) for failure to comply with the requirements of Section 409A of the Code or (ii) under Section 4999 of the Code.

Section 3.16    Compliance with Laws. To the Company’s knowledge, neither the Company nor any of its Subsidiaries is in violation of, or has since January 1, 2018, violated, any applicable provisions of any laws, statutes, ordinances or regulations except for any violations that, individually or in the aggregate, have not had, and would not be reasonably likely to have, a Company Material Adverse Effect.

Section 3.17    Regulatory Matters.

(a)    Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, since January 1, 2016, (i) none of the Company, any of its Subsidiaries, nor any Company or Subsidiary director, officer, employee, nor, to the knowledge of the Company, any representative, agent, or any other person acting on behalf of the Company or any of its Subsidiaries, has violated any Anti-Corruption Law, and (ii) none of the Company, any of its Subsidiaries nor any Company or Subsidiary director, officer, employee, nor, to the knowledge of the Company, any representative, agent or any other person acting on behalf of the Company or any of its Subsidiaries, has offered, paid, given, promised, or authorized the payment of, anything of value (including, but not limited to, money, checks, wire transfers, tangible and intangible gifts, favors, services, employment, or entertainment and travel) directly or indirectly to any employee, officer, or representative of, or any person otherwise acting in an official capacity for or on behalf of a governmental body, agency, authority or entity, whether elected or appointed, including an officer or employee of a state-owned or state-controlled enterprise, a political party, political party official or employee, candidate for public office, or an officer or employee of a public international organization (such as the World Bank, United Nations, International Monetary Fund, or Organization for Economic Cooperation and Development) (any such person, a “Government Official”) (A) for the purpose of (1) influencing any act or decision of a Government Official or any other person in his or her official capacity, (2) inducing a Government Official or any other person to do or omit to do any act in violation of his or her lawful duties, (3) securing any improper advantage, (4) inducing a Government Official or any other person to influence or affect any act or decision of any governmental body, agency, authority or entity or (5) assisting the Company, any Subsidiary of the Company, or any Company or Subsidiary director, officer employee, agent, representative, or any other person acting on behalf of the Company or any of its Subsidiaries in obtaining or retaining business, or (B) in a manner which would constitute or have the purpose or effect of public or commercial bribery or corruption, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining or retaining business or any improper advantage.

(b)    Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, (i) the Company, each of its Subsidiaries and their respective directors, officers, employees, and, to the knowledge of the Company, agents, representatives and other persons acting for or on behalf of any of the foregoing persons, are, and at all times since January 1, 2016 have been, in compliance with all applicable Economic Sanctions/Trade Laws and all applicable Money Laundering Laws and (ii) neither the Company nor any of its Subsidiaries carries on, or has carried on since January 1, 2016, any business, directly or knowingly indirectly, involving Cuba, Iran, Syria, Sudan, North Korea, the Crimea region of Ukraine or any Sanctions Target in violation of applicable Economic Sanctions/Trade Laws.

(c)    Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, since January 1, 2016 (i) neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation, review or audit, or made a voluntary, directed, or involuntary disclosure to any governmental body, agency, authority or entity or third party with respect to any alleged or suspected act or omission arising under or relating to any potential noncompliance with any applicable Anti-Corruption Law, Economic Sanctions/Trade Law, or Money Laundering Law, (ii) neither the Company nor any of its Subsidiaries, nor any of their respective directors, officers, employees, nor, to the knowledge of the Company, any agents, representatives, or any other person acting on behalf of the Company or any of its Subsidiaries has received any written notice, request or citation for any actual or potential noncompliance with any applicable Anti-Corruption Law, Economic Sanctions/Trade Law or Money Laundering Law, (iii) the Company and its Subsidiaries have implemented and have at all times maintained internal controls, policies and procedures designed to detect, prevent and deter violations of Anti-Corruption Laws, Economic Sanctions/Trade Laws and Money Laundering Laws, and (iv) the Company and each of its Subsidiaries have at all times made and maintained accurate books and records in material compliance with all applicable Anti-Corruption Laws, Economic Sanctions/Trade Laws or Money Laundering Laws.

(d)    For purposes of this Agreement:

(i)    “Anti-Corruption Laws” means any applicable law for the prevention or punishment of public or commercial corruption or bribery, including the U.S. Foreign Corrupt Practices Act, U.K. Bribery Act 2010 and any other applicable anti-corruption or anti-bribery law of any other applicable jurisdiction.

(ii)    “Economic Sanctions/Trade Laws” means all applicable laws relating to anti-terrorism, the importation of goods, export controls, antiboycott, and Sanctions Targets, including prohibited or restricted international trade and financial transactions and lists maintained by any governmental body, agency, authority or entity targeting certain countries, territories, entities or persons. For the avoidance of doubt, the applicable laws referenced in the foregoing sentence include (1) any of the Trading With the Enemy Act, the International Emergency Economic Powers Act, the United Nations Participation Act, or the Syria Accountability and Lebanese Sovereignty Act, or any regulations of the U.S. Treasury Department Office of Foreign Assets Controls (“OFAC”), or any export control law applicable to U.S.-origin goods, technology, or software, or any enabling legislation or executive order relating to any of the above, as collectively interpreted and applied by the U.S. Government at the prevailing point in time, (2) any U.S. sanctions related to or administered by the U.S. Department of State and (3) any sanctions measures or embargoes imposed by the United Nations Security Council, Her Majesty’s Treasury or the European Union.

(iii)    “Money Laundering Laws” means any law or regulation governing financial recordkeeping and reporting requirements, including the U.S. Currency and Foreign Transaction Reporting Act of 1970, the U.S. Money Laundering Control Act of 1986, the USA PATRIOT Act of 2011, and any applicable money laundering-related laws of other jurisdictions where the Company and its Subsidiaries conduct business, conduct financial transactions or own assets.

(iv)    “Sanctions Target” means: (1) any country or territory that is the target of country-wide or territory-wide Economic Sanctions/Trade Laws, including, as of the date of this Agreement, Iran, Cuba, Syria, the Crimea region of Ukraine, and North Korea; (2) a person that is on the list of Specially Designated Nationals and Blocked Persons or any of the other sanctions persons lists published by OFAC, or any equivalent list of sanctioned persons issued by the U.S. Department of State; (3) a person that is located in or organized under the laws of a country or territory that is identified as the subject of country-wide or territory-wide Economic Sanctions/Trade Laws; or (4) an entity owned fifty percent (50%) or more or controlled by a country or territory identified in clause (1) or person in clause (2) above.

Section 3.18    Environmental Matters.

(a)    Except as set forth in the Company SEC Documents filed prior to the date hereof and with such exceptions as, individually or in the aggregate, would not be reasonably likely to have a Company Material Adverse Effect, (i) no written notice, notification, demand, request for information, citation, summons, complaint or order has been received by, and no investigation, action, claim, suit, proceeding or review is pending or, to the knowledge of the Company, threatened by any Person against the Company or any of its Subsidiaries, and no penalty has been assessed or outstanding consent decree or order issued by a court, governmental body, agency, authority or tribunal against the Company or any of its Subsidiaries, in each case, with respect to any matters arising out of any Environmental Law; (ii) the Company and its Subsidiaries are, and since January 1, 2018 have been, in compliance with all Environmental Laws; (iii) (x) the Company and each of its Subsidiaries have obtained and have been and are in compliance with all permits, licenses, certifications, variations, exemptions, orders, franchises and approvals of all governmental bodies, agencies and authorities required under Environmental Laws for the conduct of their respective businesses as presently conducted (the “Company Environmental Permits”) and (y) all Company Environmental Permits are in full force and effect, and the Company has no written notice or knowledge that such Company Environmental Permits will not be renewed in the ordinary course after the Effective Time. No governmental body, agency or authority has begun, or to the knowledge of the Company, threatened in writing to begin, any action to terminate, cancel or reform any Company Environmental Permit; (iv) to the knowledge of the Company, there are no Hazardous Substances at, in, under or migrating to or from properties owned or leased by the Company or any Subsidiary that require investigation, control, monitoring, removal or remediation under Environmental Laws; and (v) there has been no environmental investigation, study, audit, review, or other analysis conducted since January 1, 2018 prepared by or for the Company or that are otherwise in the possession, custody or control of the Company or its subsidiaries, addressing potentially material environmental liabilities with respect to any current or prior business of the

Company or any of its Subsidiaries or any property or facility now or previously owned, leased or operated by the Company or any of its Subsidiaries which has not been made available to Parent prior to the date hereof, excluding routine environmental monitoring conducted by the Company in the ordinary course of operations. Except with respect to Section 3.7(d), Section 3.8, Section 3.9, Section 3.11, Section 3.12 and Section 3.21, this Section 3.18 contains the sole and exclusive representations and warranties of the Company with respect to environmental matters, including with respect to Hazardous Substances, Company Environmental Permits, and any other matter relating to compliance with, or liabilities under, Environmental Laws.

(b)    For purposes of this Section 3.18, the term “Environmental Laws” means federal, state, provincial, local and foreign statutes, laws (including, without limitation, common law), judicial decisions, regulations, ordinances, rules, judgments, orders, codes, injunctions, permits, governmental agreements or governmental restrictions relating to: (A) the protection, investigation or restoration of the environment or natural resources, (B) the handling, use, storage, presence, disposal, transport, Release or threatened Release of any Hazardous Substance or (C) noise, odor, indoor air, employee exposure, electromagnetic fields, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance. As used herein, the term “Hazardous Substance” means any “hazardous substance” and any “pollutant or contaminant” as those terms are defined in the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (“CERCLA”); any “hazardous waste” as that term is defined in the Resource Conservation and Recovery Act (“RCRA”); and any “hazardous material” as that term is defined in the Hazardous Materials Transportation Act (49 U.S.C. § 1801 et seq.), as amended (including as those terms are further defined, construed, or otherwise used in rules, regulations, standards, orders, guidelines, directives, and publications issued pursuant to, or otherwise in implementation of, said laws); and including, without limitation, any other substance defined, listed, classified or regulated as “hazardous”, “toxic”, a “waste”, a “pollutant” or a “contaminant”, including petroleum product or byproduct, explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas, mold, mold spores, and mycotoxins. As used herein, the term “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, placing, discarding, abandonment, or disposing into the environment.

Section 3.19    Title to Properties. Except in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries has good title to, or valid leasehold or other ownership interests or rights in, all its material properties and assets except: (i) for such interest or rights as are no longer used or useful in the conduct of its businesses or as have been disposed of in the ordinary course of business consistent with past practice, and (ii) for defects in title, burdens, easements, restrictive covenants and similar encumbrances or impediments that, in the aggregate, do not and are reasonably expected not to interfere with its ability to conduct its business as currently conducted. As of the date of this Agreement, none of the properties and assets of the Company or any of its Subsidiaries are subject to any Liens that, in the aggregate, interfere with the ability of the Company and the Company Subsidiaries to conduct business as currently conducted to an extent that have had or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.20    Hydrocarbon Contracts.

(a)    Except in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Hydrocarbon Contracts are in full force and effect in accordance with their respective terms; (ii) all royalties, rentals and other payments due under the Hydrocarbon Contracts have been properly and timely paid or contested in good faith in the ordinary course of business (other than royalties, rentals or other payments which are being held in suspense by the Company or any of its Subsidiaries in accordance with applicable laws); (iii) neither the Company nor any of its Subsidiaries has received written requests or demands for payments, adjustments of payments under the Hydrocarbon Contracts (excluding payment adjustments contested in good faith in the ordinary course of business) or performance pursuant thereto that remain pending; (iv) neither the Company nor any of its Subsidiaries is in breach of any of its obligations under any Hydrocarbon Contracts; and (v) to the knowledge of the Company, no other party to any Hydrocarbon Contract is in breach of any of its obligations thereunder. The term “Hydrocarbon Contract” means (A) a material Hydrocarbon production sharing contract (excluding any production sharing contract customarily used in the U.S. for drilling allocation wells), Hydrocarbon lease or license, or other similar agreement or right binding on the Company or any of its Subsidiaries permitting the same to explore for, develop, use, produce, sever, process and operate Hydrocarbon mineral and leasehold interests and associated fixtures or structures for a specified period of time and (B) any material farm-out or farm-in agreement, operating agreement, unit agreement, pooling or communitization agreement, declaration or order, joint venture, option or acquisition agreement, any oil and gas production, sales, marketing, transportation, exchange and processing contract and agreement, or any other material Hydrocarbon reserves development contract affecting the ownership or operation of properties held for exploration or production of Hydrocarbons, or the disposition of the Hydrocarbons produced therefrom, in each case to which the Company or any of its Subsidiaries is a party. The term “Hydrocarbons” means any of oil, bitumen and products derived therefrom, synthetic crude oil, petroleum, natural gas, natural gas liquids, coal bed methane, and any and all other substances produced in association with any of the foregoing, whether liquid, solid or gaseous or any combination thereof.

(b)    Except in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have filed with the applicable government authorities all applications and obtained all licenses, permits and other authorizations required for operations under the Hydrocarbon Contracts as currently being conducted by Company and its Subsidiaries, and (ii) the Company and its Subsidiaries have complied with all rules and regulations of any applicable government authority with respect to operations under the Hydrocarbon Contracts.

Section 3.21    Material Contracts.

(a)    Except for this Agreement, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any agreement, lease, easement, license, contract, note, mortgage, indenture or other legally binding obligation (excluding any Hydrocarbon Contract (as defined above but disregarding any materiality qualifiers in such definition) that is a lease, easement or other instrument constituting the chain of title to the properties and assets onshore in the United States owned or held by Company or any of its Subsidiaries) (each a “Contract”) that:

(i)    would be required to be filed by the Company as a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC);

(ii)    includes any contingent payment obligations or similar payment obligations (including any “earn-out” obligations) that would require payments to any person (other than the Company, a wholly-owned Subsidiary of the Company or a wholly-owned Subsidiary of the MLP, Parent, or any Subsidiary of the Parent) arising in connection with the acquisition or disposition by the Company or any of its Subsidiaries of any business which payment obligations would reasonably be expected to result in future payments by the Company or its Subsidiaries that exceed, individually or in the aggregate, $25 million;

(iii)    (A) limits in any material respect either the type of business in which the Company or its Subsidiaries (or in which Parent or any of its Subsidiaries after the Effective Time) may engage or the manner or locations in which any of them may so engage in any business (including through “non-competition” or “exclusivity” provisions), (B) would require the disposition of any material assets or line of business of the Company or its Subsidiaries or, after the Effective Time, Parent or its Subsidiaries or (C) grants “most favored nation” status with respect to any material obligations that, after the Effective Time, would run to the favor of any person (other than the Company, a wholly-owned Subsidiary of the Company or a wholly-owned Subsidiary of the MLP, Parent, or any Subsidiary of the Parent);

(iv)    (A) is an indenture, loan or credit Contract, loan note, mortgage Contract or other Contract representing, or any guarantee of, indebtedness for borrowed money of the Company or any Subsidiary of the Company in excess of $25 million (excluding any plugging and abandonment, decommissioning and/or asset retirement bonds or guarantees) or (B) is a guarantee by the Company or any of its Subsidiaries of such indebtedness of any person other than the Company or a wholly-owned Subsidiary of the Company in excess of $25 million (excluding any plugging and abandonment, decommissioning and/or asset retirement bonds or guarantees);

(v)    grants (A) rights of first refusal, rights of first negotiation or similar pre-emptive rights, or (B) puts, calls or similar rights, to any person (other than the Company, a wholly-owned Subsidiary of the Company or a wholly-owned Subsidiary of the MLP) with respect to any asset that is material to the Company; provided that, in each case of (A) and (B), with respect to any Hydrocarbon Contract (as defined above but disregarding any materiality qualifiers in such definition) related to any properties or assets onshore in the United States, only to the extent that such rights would be triggered by the transactions contemplated under this Agreement;

(vi)    was entered into to settle any material litigation and which imposes material ongoing obligations on the Company or any of its Subsidiaries;

(vii)    limits or restricts the ability of the Company or any of its Subsidiaries to declare or pay dividends or make distributions in respect of their capital stock, partner interests, membership interests or other equity interests;

(viii)    is a material partnership, limited liability company, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, limited liability company or joint venture in which the Company owns, directly or indirectly, any voting or economic interest of 15% or more and has invested or is contractually required to invest capital in excess of $25 million, other than with respect to any wholly-owned Subsidiary of the Company or wholly-owned Subsidiary of the MLP;

(ix)    relates to the acquisition or disposition of any business or assets (other than the purchase and sale or marketing of Hydrocarbons in the ordinary course of business consistent with past practice) pursuant to which the Company or any of its Subsidiaries has any liability in excess of $25 million in any transaction or series of related transactions;

(x)    (A) is a material joint operating agreement (JOA) with a “Contract Area” greater than 10,000 gross surface acres or (B) creates any material presently unexpired area of mutual interest (AMI) in favor of a person other than the Company, a wholly-owned Subsidiary of the Company or a wholly-owned Subsidiary of the MLP, Parent, or any Subsidiary of Parent and sets forth an area of mutual interest area of greater than 10,000 gross surface acres; or

(xi)    is a Contract required to be set forth on Section 3.21(a)(xi) of the Company Disclosure Schedules.

(b)    Each such Contract described in clauses (i) through (xi) above is referred to herein as a “Material Contract”. Each Material Contract is a valid and binding obligation of the Company and its Subsidiaries as applicable and, to the knowledge of the Company, each other party thereto, and is in full force and effect and enforceable by the Company or the applicable Subsidiary, in each case, subject to Creditors’ Rights, except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, and neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any other party to a Material Contract is in breach or violation of any provision of, or in default under, any Material Contract, and no event has occurred that, with or without notice, lapse of time or both, would constitute such a breach, violation or default, except for breaches, violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except for any Material Contracts filed without redaction as exhibits to the Company SEC Documents or the MLP SEC Documents, a copy of each Material Contract has previously been made available to Parent.

Section 3.22    Intellectual Property.

(a)    Except as would not reasonably be expected to have individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries possess the valid right to use, license and enforce all patents, patent rights, trademarks, trade names, trade dress, service marks, Internet domain names, copyrights, applications for any of the foregoing, computer software programs or applications, geophysical data, trade secrets, know-how, data and other proprietary rights (collectively, “Intellectual Property”) that are necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted (collectively, the “Company Intellectual Property”); (ii) to the knowledge of the Company, since January 1, 2018, the conduct of the business of the Company and its Subsidiaries and use of the Company Intellectual Property does not and has not infringed upon or otherwise violated any Intellectual Property rights of any other Person; (iii) to the knowledge of the Company, no third party is challenging, infringing or otherwise violating any right of the Company and its Subsidiaries in the

Company Intellectual Property; (iv) neither the Company nor any of its Subsidiaries has received written notice of any pending claim, order or proceeding with respect to any alleged or potential infringement or other violation of Intellectual Property rights of any other Person or with respect to any Company Intellectual Property; (v) to the knowledge of the Company, no Company Intellectual Property is being used or enforced by the Company or any of its Subsidiaries in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of any Company Intellectual Property; and (vi) the Company and its Subsidiaries have taken commercially reasonable measures to maintain the confidentiality of any material proprietary information or trade secrets included in their respective rights in Company Intellectual Property.

(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) to the knowledge of the Company, the Company and its Subsidiaries have not, since January 1, 2018, experienced any unauthorized access to or other breach of security with respect to the information technology systems that are material to the Company and its Subsidiaries; (ii) the Company and its Subsidiaries have complied in all material respects with all applicable laws and with their own respective privacy policies (“Privacy Policies”) relating to the collection, storage, use, disclosure and transfer of any information held by the Company or its Subsidiaries that can reasonably be used to identify an individual natural person, including name, street address, telephone number, email address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or biometric identifiers or any other piece of information, or any other information defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information” or “personal information” under any applicable law and that is regulated by such applicable law (collectively, “Personal Data”) and neither the Company nor any of its Subsidiaries has received a complaint from any governmental body, agency, authority or entity or any other third party regarding its collection, storage, use, disclosure or transfer of Personal Data that is pending or unresolved and, to the knowledge of the Company, there are no facts or circumstances that would give rise to any such complaints; and (iii) the Company and its Subsidiaries have reasonably designed security measures in place to protect any Personal Data stored in their respective information technology systems from unlawful use or access by any third party or any other access or use that would violate applicable law or the Privacy Policies.

Section 3.23    Confidentiality and Other Agreements. None of the confidentiality agreements or standstill agreements the Company has entered into with any third party (or any agent thereof) that is in effect on the date hereof contains any exclusivity or standstill provisions that are or will be binding on Parent or any of its Subsidiaries, including, after the Effective Time, the Company or any of its Subsidiaries.

Section 3.24    Brokers; Financial Advisors. No broker, investment banker, financial advisor or other Person, other than J.P. Morgan Securities LLC (the “Financial Advisor”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar based fee or commission in connection with the Merger as a result of being engaged by the Company or any Subsidiary or affiliate of the Company. The Company has delivered to Parent complete and correct copies of all agreements under which such fee, commission, or other like payment is payable and all indemnification and other agreements under which any such fee or commission is payable.

Section 3.25    Opinions of Financial Advisor. The Company has received the opinion of the Financial Advisor to the effect that, as of the date of this Agreement and based upon and subject to the factors and assumptions set forth therein, the consideration to be paid in the Merger to the holders of the shares of Company Common Stock is fair, from a financial view, to such holders.

Section 3.26    Takeover Statutes. The Board of Directors of the Company has taken the necessary action to render Section 203 of the DGCL, any other potentially applicable antitakeover or similar statute or regulation and the provisions of Article TWELFTH of the Company Charter inapplicable to this Agreement and the transactions contemplated hereby.

Section 3.27    Reorganization. The Company has not taken or agreed to take any action, and is not aware, after reasonable diligence, of the existence of any fact or circumstance, that could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 3.28    Certain Agreements. The Company makes the representations and warranties set forth in Section 3.28 of the Company Disclosure Schedules.

Section 3.29    No Additional Representations.

(a)    Except for the representations and warranties made in this Article III, the Company Disclosure Schedules or any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement, the Merger or the Transactions, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except as expressly provided in this Article III, the Company Disclosure Schedules or any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes or has made any representation or warranty to Parent or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made in this Article III, the Company Disclosure Schedules or any certificate delivered pursuant to this Agreement, any oral or written information presented to Parent or any of its affiliates or representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Merger or the Transactions.

(b)    Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that neither Parent nor any other Person has made or is making, and the Company expressly disclaims reliance upon, any representations, warranties or statements relating to Parent or its Subsidiaries whatsoever, express or implied, beyond those expressly given by Parent and Merger Subsidiary in Article IV, the Parent Disclosure Schedules or any certificate delivered pursuant to this Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the

Company, or any of its representatives. Without limiting the generality of the foregoing, the Company acknowledges that, except as expressly provided in Article IV, the Parent Disclosure Schedules or any certificate delivered pursuant to this Agreement, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBSIDIARY

Parent and Merger Subsidiary represent and warrant to the Company that, except as disclosed (i) in the Parent SEC Documents (as hereinafter defined) filed or furnished prior to the date hereof (including all exhibits and schedules thereto and documents incorporated by reference therein but excluding any disclosures in such Parent SEC Documents in any risk factors section, in any section related to forward looking statements and other disclosures that are predictive or forward-looking in nature) or (ii) in the correspondingly numbered section of the disclosure schedules delivered by Parent to the Company simultaneously with the execution of this Agreement (the “Parent Disclosure Schedules”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedules shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent, notwithstanding the omission of a cross-reference to such other section or subsection):

Section 4.1    Corporate Existence and Power. Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all governmental franchises, licenses, permits, authorizations, consents and approvals required to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as now conducted, except for those the absence of which would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect (as defined below). Parent is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the character of the property owned or leased by it or the nature of its activities or the ownership or leasing of its properties make such qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect. For purposes of this Agreement, the term “Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, would reasonably be expected to result in a material adverse effect on the financial condition, business, assets or continuing results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following Effects, alone or in combination, be deemed to constitute, or be taken into account, in determining whether there has been, or would be, a Parent Material Adverse Effect: (A) any changes in general U.S. or global economic conditions or securities, credit, financial or other capital markets conditions, (B) any changes or conditions affecting the oil and gas industry in general (including changes to commodity prices, general market prices and regulatory changes affecting the industry), (C) any weather-related or other force majeure event (including earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters), (D) pandemics, epidemics, acts of war (whether or not declared), armed hostility (by recognized governmental forces or otherwise), sabotage, terrorism or cyber-attack, and any escalation or general worsening of any of the foregoing, (E) Effects resulting from the negotiation, execution, announcement, pendency, compliance with or performance of this Agreement, the transactions contemplated hereby or the terms hereof or the consummation of the transactions contemplated hereby, including the impact thereof on the relationships of Parent and its Subsidiaries with customers, suppliers, partners, employees or governmental bodies, agencies, officials or authorities; provided that this clause (E) shall not apply to any representation or warranty set forth in Section 4.4 (or any condition to any party’s obligation to consummate the Merger relating to such representation and warranty) to the extent the purpose of such representation and warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Merger, (F) any action taken or failure to take action which the Company has requested in writing, (G) changes in applicable law, regulation or governmental policy or in GAAP or in accounting standards, or any changes in the interpretation or enforcement of any of the foregoing, or any changes in general legal, regulatory or political conditions, (H) any decline in the market price, or change in trading volume, of Parent’s capital stock or (I) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, or budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (H) and (I) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (if not otherwise falling within any of the exceptions provided hereof) is a Parent Material Adverse Effect); provided that, in the case of clauses (A), (B), (C) and (D), solely to the extent the impact on Parent and its Subsidiaries, taken as a whole, is disproportionately adverse compared to the impact on other oil and gas companies that conduct business in the countries and regions in the world in which the Company and its Subsidiaries conduct business, the incrementally disproportionate impact or impacts shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect. Merger Subsidiary is a direct, wholly owned subsidiary of Parent that was formed solely for the purpose of engaging in the Merger. Since the date of its incorporation and prior to the Effective Time, Merger Subsidiary has not engaged in any activities other than the execution of this Agreement, the performance of its respective obligations hereunder, and matters ancillary thereto, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement, the Merger and the other transactions contemplated by this Agreement. Parent has heretofore delivered to the Company true and complete copies of Parent’s and Merger Subsidiary’s certificate of incorporation and by-laws as currently in effect.

Section 4.2    Corporate Authorization.

(a)    The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary and have been duly authorized by all necessary corporate action. Assuming due authorization, execution and delivery of this Agreement by the Company, this Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against such party in accordance with its terms, subject to Creditors’ Rights. The shares of Parent Common Stock issued pursuant to the Merger, when issued in accordance with the terms hereof, will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(b)    The Board of Directors of Parent, at a meeting duly called and held on or prior to the date hereof, has (i) determined that this Agreement and the issuance of Parent Common Stock pursuant to this Agreement and the other Transactions are fair to, and in the best interests of, Parent and Parent’s stockholders and (ii) approved and declared advisable this Agreement and the Transactions.

(c)    The Board of Directors of Merger Subsidiary has (i) determined that this Agreement and the Transactions are fair to, and in the best interests of, Merger Subsidiary’s sole stockholder, (ii) approved and declared advisable this Agreement and the Transactions and (iii) submitted this Agreement to Parent, as sole stockholder of Merger Subsidiary, for adoption thereby and recommended that Parent approve and adopt this Agreement and the Transactions.

Section 4.3    Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any governmental body, agency, official or authority other than (a) the filing of a certificate of merger in accordance with the DGCL, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with any applicable requirements of laws, rules and regulations in foreign jurisdictions governing antitrust or merger control matters, (d) compliance with any applicable requirements of the Exchange Act, (e) compliance with any applicable requirements of the Securities Act, (f) the appropriate filings and approvals under the rules of the NYSE or Nasdaq, (g) (if any) filings required to be made with the FCC and (h) other actions or filings the absence or omission of which would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect.

Section 4.4    Non-Contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not, assuming compliance with the matters referred to in Sections 4.2 and 4.3, (a) contravene or conflict with the certificate of incorporation or by-laws of Parent or Merger Subsidiary, (b) contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to Parent or any of its Subsidiaries, (c) constitute a default (or an event which with notice or the passage of time would become a default) under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Parent or any of its Subsidiaries or to a loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of, any agreement, contract or other instrument binding upon Parent or any of its Subsidiaries or any license, franchise, permit or other similar authorization held by Parent or any of its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, except for such contraventions, conflicts or violations referred to in clause (b) or defaults, rights of termination, cancellation or acceleration, losses or Liens referred to in clause (c) or (d) that would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect. The approval of the stockholders of Parent is not required by applicable law or the rules of the NYSE to effect the transactions contemplated by this Agreement. To Parent’s knowledge as of the date of this Agreement, there is no Effect that would reasonably be expected to prevent, materially impede or materially interfere with the consummation by Parent or Merger Subsidiary of the Merger and the Transactions.

Section 4.5    Capitalization. The authorized capital stock of Parent consists of 6,000,000,000 shares of Parent Common Stock, and 100,000,000 shares of preferred stock, par value $1.00 per share (“Parent Preferred Stock”). As of the close of business on July 15, 2020 (the “Parent Measurement Date”), there were outstanding (i) 1,867,288,403 shares of Parent Common Stock, (ii) no shares of Parent Preferred Stock and (iii) no other shares of capital stock or other voting securities of Parent. All outstanding shares of capital stock of Parent have been duly authorized and validly issued and are fully paid and nonassessable. As of the close of business on the Parent Measurement Date, there were outstanding (A) options to purchase 90,479,595 shares of Parent Common Stock and (B) other stock-settled equity-based awards (other than shares of restricted stock or other equity based awards included in the number of shares of Parent Common Stock outstanding set forth above) with respect to 563,867.03 shares of Parent Common Stock. Except as set forth in this Section 4.5 and except for changes since the close of business on the Parent Measurement Date resulting from the exercise of employee stock options outstanding on such date, or the payment or redemption of other stock-based awards outstanding on such date and except for the shares to be issued in connection with the Merger, there are outstanding (a) no shares of capital stock or other voting securities of Parent, and (b) except for securities issuable pursuant to employee benefit plans or arrangements, including options issued pursuant to Parent stock option plans and awards payable in Parent Common Stock, (1) no options, warrants or other rights to acquire from Parent any capital stock or voting securities of Parent or securities convertible into or exchangeable for capital stock or voting securities of Parent, (2) no bonds, debentures, notes or other indebtedness of Parent or any of its Subsidiaries, in each case, that are linked to, or the value of which is in any way based upon or derived from, the value of Parent, any of its Subsidiaries or any part thereof, or any dividends or other distributions declared or paid on any shares of capital stock of, or other equity or voting interests in, Parent or any of its Subsidiaries, or which have or which by their terms may have at any time (whether actual or contingent) the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent or any of its Subsidiaries may vote and (3) no preemptive or similar rights, subscription or other rights, convertible securities, or other agreements, arrangements or commitments of any character relating to the capital stock of Parent, obligating Parent to issue, transfer or sell any capital stock or voting securities of Parent or securities convertible into or exchangeable for capital stock or voting securities of Parent or obligating Parent to grant, extend or enter into any such option, warrant, subscription or other right, convertible security, agreement, arrangement or commitment (the items in the foregoing subclauses (a) and (b) being referred to collectively as “Parent Securities”). Except as required by the terms of any employee or director options or other stock based awards, there are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities.

Section 4.6    SEC Filings.

(a)    Parent has made available to the Company (i) its annual reports on Form 10-K for its fiscal years ended December 31, 2018 and 2019, (ii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of Parent held since December 31, 2018 and (iii) all of its other reports, statements, schedules and registration statements filed with the SEC since December 31, 2018 (the documents referred to in this Section 4.6(a) being referred to collectively as the “Parent SEC Documents”). Parent’s annual report on Form 10-K for its fiscal year ended December 31, 2019 is referred to herein as the “Parent 10-K.”

(b)    As of its filing date, each Parent SEC Document complied as to form in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act and the rules and regulations thereunder.

(c)    As of its filing date, each Parent SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)    Each registration statement, as amended or supplemented, if applicable, filed by Parent since January 1, 2018 pursuant to the Securities Act, as of the date such statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)    Parent has timely filed with or furnished to the SEC all forms, reports, schedules, registration statements, proxy statements and other documents required to be filed with or furnished to the SEC by Parent since January 1, 2018.

Section 4.7    Financial Statements. The audited consolidated financial statements of Parent (including any related notes and schedules) included in the annual reports on Form 10-K referred to in Section 4.6 present fairly, in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and their cash flows for the periods then ended, in each case, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto). For purposes of this Agreement, “Parent Balance Sheet” means the consolidated balance sheet of Parent, as of March 31, 2020, set forth in the Parent 10-Q and “Parent Balance Sheet Date” means March 31, 2020.

Section 4.8    Disclosure Documents.

(a)    The Registration Statement on Form S-4 of Parent (the “Form S-4”) to be filed under the Securities Act relating to the issuance of Parent Common Stock in the Merger, and any amendments or supplements thereto, will, when filed, subject to the last sentence of Section 4.8(b), comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

(b)    Neither the Form S-4 nor any amendment or supplement thereto will at the time it becomes effective under the Securities Act or at the Effective Time contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent in this Section 4.8 with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Form S-4.

(c)    None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Company Proxy Statement or any amendment or supplement thereto will, at the date the Company Proxy Statement or any such amendment or supplement thereto is first mailed to stockholders of the Company or at the time such stockholders vote on the adoption and approval of this Agreement and the transactions contemplated hereby, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.9    Controls and Procedures.

(a)    Each of the principal executive officer and the principal financial officer of Parent (or each former principal executive officer and former principal financial officer of Parent, as applicable) has made all certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act with respect to Parent SEC Documents. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(b)    Parent has (i) designed and maintained disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information required to be disclosed by Parent in the reports it files or furnishes under the Exchange Act is communicated to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure, (ii) disclosed, based on its most recent evaluation, to its auditors and the audit committee of its Board of Directors (A) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which could adversely affect its ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting and (iii) identified for Parent’s auditors any material weaknesses in internal controls. Parent has provided to the Company true and correct copies of any of the foregoing disclosures to the auditors or audit committee that have been made in writing from January 1, 2018 through the date hereof, and will promptly provide to the Company true and correct copies of any such disclosure that is made after the date hereof.

(c)    Parent has designed and maintains a system of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including reasonable assurance (i) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability and (ii) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of assets that could have a material effect on Parent’s financial statements. Parent’s management, with the participation of Parent’s principal executive and financial officers, has completed an assessment of the effectiveness of Parent’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2019, and such assessment concluded that such internal controls were effective using the framework specified in the Parent 10-K.

(d)    No personal loan or other extension of credit by Parent or any Subsidiary to any of its or their executive officers or directors has been made or modified in violation of Section 13 of the Exchange Act and Section 402 of the Sarbanes-Oxley Act since January 1, 2018.

(e)    Since January 1, 2018, neither Parent nor any of its Subsidiaries nor, to Parent’s knowledge, any director, officer, employee, auditor, accountant or representative of Parent or any of its Subsidiaries has received any written complaint, allegation, assertion, or claim that Parent or any of its Subsidiaries has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal accounting controls.

Section 4.10    Absence of Certain Changes.

(a)    From the Parent Balance Sheet Date to the date hereof, Parent and its Subsidiaries have conducted their business in the ordinary course of business consistent with past practice in all material respects.

(b)    From the Parent Balance Sheet Date, there has not been any event, occurrence, change or development of a state of circumstances or facts which, individually or in the aggregate, has had, or would be reasonably likely to have, a Parent Material Adverse Effect.

Section 4.11    No Undisclosed Material Liabilities. As of the date hereof, there are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise that are material to the Parent and its Subsidiaries, taken as a whole, other than:

(a)    liabilities disclosed or provided for in the Parent Balance Sheet or the notes thereto;

(b)    liabilities incurred since the Parent Balance Sheet Date in the ordinary course of business consistent with past practice and which, individually or in the aggregate, would not be reasonably likely to have a Parent Material Adverse Effect;

(c)    liabilities disclosed in the Parent SEC Documents filed prior to the date of this Agreement;

(d)    liabilities or obligations that have been discharged or paid in full in the ordinary course of business consistent with past practice; and

(e)    liabilities under this Agreement.

Section 4.12    Litigation. There is no action, suit, investigation or proceeding pending against, or, to the knowledge of Parent, threatened against or affecting, Parent, any of its Subsidiaries, any of their respective properties or any of their respective officers or directors before any court, arbitrator or any governmental body, agency, authority or official except as would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect.

Section 4.13    Compliance with Laws. To Parent’s knowledge, neither Parent nor any of its Subsidiaries is in violation of, or has since January 1, 2018 violated, any applicable provisions of any laws, statutes, ordinances or regulations except for any violations that, individually or in the aggregate, have not had, and would not be reasonably likely to have, a Parent Material Adverse Effect.

Section 4.14    Capitalization of Merger Subsidiary.

(a)    The authorized capital stock of Merger Subsidiary consists solely of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Subsidiary is, and at the Effective Time will be, owned by Parent. Merger Subsidiary has not engaged in any activities other than the execution of this Agreement, the performance of its respective obligations hereunder, and matters ancillary thereto, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement, the Merger and the other transactions contemplated by this Agreement.

Section 4.15    Reorganization. Parent has not taken or agreed to take any action, and is not aware, after reasonable diligence, of the existence of any fact or circumstance, that could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.16    Ownership of Company Common Stock. Neither Parent nor any of its Subsidiaries (including Merger Subsidiary) owns or has owned at any time in the three years preceding the date of this Agreement any shares of Company Common Stock beneficially or of record.

Section 4.17    Certain Agreements. Parent makes the representations and warranties set forth in Section 4.17 of the Parent Disclosure Schedules.

Section 4.18    No Additional Representations.

(a)    Except for the representations and warranties made in this Article IV, the Parent Disclosure Schedules or any certificate delivered pursuant to this Agreement, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement, the Merger or the Transactions, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except as expressly provided in this Article IV, the Parent Disclosure Schedules or any certificate delivered pursuant to this Agreement, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made in this Article IV, the Parent Disclosure Schedules or any certificate delivered pursuant to this Agreement, any oral or written information presented to the Company or any of its affiliates or representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Merger or the Transactions.

(b)    Notwithstanding anything contained in this Agreement to the contrary, each of Parent and Merger Subsidiary acknowledges and agrees that neither the Company nor any other Person has made or is making, and each of Parent and Merger Subsidiary expressly disclaims reliance upon, any representations, warranties or statements relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article III, the Company Disclosure Schedules or any certificate delivered pursuant to this Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company or its Subsidiaries furnished or made available to Parent or Merger Subsidiary or any of their respective representatives. Without limiting the generality of the foregoing, each of Parent and Merger Subsidiary acknowledge that, except as expressly provided in Article III, the Company Disclosure Schedules or any certificate delivered pursuant to this Agreement, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or Merger Subsidiary or any of their respective representatives.

ARTICLE V

COVENANTS OF THE COMPANY

The Company agrees that:

Section 5.1    Conduct of the Company. From the date of this Agreement until the Effective Time, except with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), as expressly permitted or required by this Agreement, as may be required by applicable law or as set forth in Section 5.1 of the Company Disclosure Schedules, the Company and its Subsidiaries shall conduct their business (x) in the ordinary course consistent with past practice; provided, that this Section 5.1(x) shall not prohibit the Company and its Subsidiaries from taking commercially reasonable actions outside of the ordinary course or not consistent with past practice in response to (A) changes or developments resulting from (1) changes in commodity prices or (2) the COVID-19 pandemic or (B) other changes or developments that would reasonably be expected to cause a reasonably prudent company similar to the Company to take commercially reasonable actions outside of the ordinary course consistent with past practice and (y) in a manner not involving the entry by the Company or its Subsidiaries into businesses that are materially different from the businesses of the Company and its Subsidiaries on the date hereof, and shall use their commercially reasonable efforts to preserve intact their business organizations and relationships with third parties. Without limiting the generality of the foregoing, except with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), as expressly permitted or required by this Agreement, as may be required by applicable law or as set forth in Section 5.1 of the Company Disclosure Schedules, from the date hereof until the Effective Time:

(a)    the Company will not, and will not permit any of its Subsidiaries to, adopt or propose any change in its certificate of incorporation or by-laws;

(b)    the Company will not, and will not permit any Subsidiary of the Company to, adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(c)    the Company will not, and will not permit any Subsidiary of the Company to, issue, sell, transfer, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class or series of the Company or its Subsidiaries other than issuances (i) pursuant to the exercise of convertible securities outstanding on the date hereof or (ii) pursuant to stock based awards or options that are outstanding on the date hereof and reflected in Section 3.5;

(d)    the Company will not, and will not permit any Subsidiary of the Company to, (i) split, combine, subdivide or reclassify its outstanding shares of capital stock, or (ii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock other than (A) regular quarterly cash dividends or distributions payable by the Company or such Subsidiary consistent with past practice, which, (1) in the case of the Company, will not exceed $0.02 per share of Company Common Stock per fiscal quarter, and (2) in the case of the MLP, will not include any special dividend, or (B) dividends paid by any Subsidiary of the Company to the Company or any wholly-owned Subsidiary of the Company; provided, however, that the Company shall not declare, set aside or pay any dividend except in accordance with Section 7.11;

(e)    the Company will not, and will not permit any Subsidiary of the Company to, redeem, purchase or otherwise acquire directly or indirectly any of the Company’s or any Subsidiary’s capital stock, except for repurchases, redemptions or acquisitions (x) required by the terms of its capital stock or any securities outstanding on the date hereof or (y) required by or in connection with the respective terms, as of the date hereof, of any Company Benefit Plan or any dividend reinvestment plan as in effect on the date hereof in the ordinary course of the operations of such plan consistent with past practice and only to the extent consistent with Section 7.4;

(f)    the Company will not amend the terms (including the terms relating to accelerating the vesting or lapse of repurchase rights or obligations) of any outstanding options to purchase shares of Company Common Stock or of any outstanding awards of restricted stock, stock units or stock appreciation rights (which, it is understood, will not limit the administration of the relevant plans governing such awards in accordance with past practices and interpretations of the Company’s Board of Directors and the Company’s Compensation Committee to the extent consistent with Section 7.4);

(g)    the Company will not, and will not permit any Subsidiary of the Company (other than the MLP) to, make or authorize any capital expenditures except in amounts that are not in excess of 110% of the individual line items of the capital budget set forth in Section 5.1(g) of the Company Disclosure Schedules (the “Capital Budget”); provided, however, the MLP shall not make or authorize capital expenditures outside the ordinary course of business consistent with past practice;

(h)    the Company will not, and will not permit any Subsidiary of the Company to, (1) increase the compensation or benefits of any director, officer or employee, except for normal increases in the ordinary course of business consistent with past practice or as required under applicable law or any Company Benefit Plan existing on the date hereof, (2) (i) enter into, (ii) adopt or (iii) extend or renew (or waive or amend any performance or vesting criteria or accelerate funding under) any employment, change in control, severance, bonus, profit sharing, retirement, restricted stock, stock option, deferred compensation or other director, executive or employee benefit plan, policy, agreement or arrangement except as required by applicable law or the terms of an agreement or arrangement existing on the date hereof, (3) enter into any collective bargaining agreement or other agreement with any labor organization, works council, trade union, labor association or other employee representative; (4) take any action to accelerate the vesting, payment or funding of any compensation or benefits to any current or former employee or any directors or officers; or (5) terminate any employee with a title of vice president or above, other than a termination for “cause”, or hire any employee with a title of vice president or above (unless required to replace an employee who has terminated his or her employment voluntarily or whose employment has terminated as permitted herein);

(i)    the Company will not, and will not permit any of its Subsidiaries to, acquire (for cash or other assets) or agree to acquire (i) by merging or consolidating with, or by purchasing all or a substantial portion of the assets of, or by purchasing all or a substantial equity or voting interest in, or by any other manner, any business or Person or division thereof or (ii) any other assets (including E&P Assets), except, in the case of this clause (ii), the Company and its Subsidiaries shall be permitted to acquire (x) E&P Assets in accordance with Section 5.1(i) of the Company Disclosure Schedules in the ordinary course of business consistent with past practice (and in no event shall it engage in any such acquisitions in an amount exceeding $25 million in the aggregate) or (y) any non-E&P Assets acquired in the ordinary course of business consistent with past practice. For purposes of this Agreement, the term “E&P Assets” means land and mineral interests or rights therein used for the exploration, development and production of Hydrocarbons;

(j)    except as expressly permitted by Section 7.1, the Company will not, and will not permit any of its Subsidiaries to, sell, lease, license, encumber (including by the grant of any option thereon) or otherwise dispose of any material assets or property (which shall include any sale of any capital stock of any Subsidiary of the Company) except (i) pursuant to existing contracts or commitments or (ii) except in the ordinary course of business consistent with past practice (and in no event shall it engage in any such disposals in an amount exceeding $25 million in the aggregate) and excluding, for the avoidance of doubt, the sale of crude oil and products or other Hydrocarbons in the ordinary course of business consistent with past practice; provided, that, in no event will the Company, directly or indirectly, sell, lease, license, encumber (including by grant of any option thereon) or otherwise dispose of any equity interest in the MLP;

(k)    the Company will not, and will not permit any of its Subsidiaries to, incur any indebtedness for borrowed money, guarantee or assume any such indebtedness of another Person, issue or sell warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, enter into any “keep well” or other agreement to maintain any financial condition of another Person, or enter into any arrangement having the economic effect of any of the foregoing (other than (i) any such indebtedness among any Person and its wholly-owned Subsidiaries, among any Person’s wholly-owned Subsidiaries, and guarantees thereof, (ii) additional borrowings under that certain Credit Agreement, dated as of October 14, 2011, among the Company, the lenders and other parties thereto from time to time and JPMorgan Chase Bank, N.A. as administrative agent (as amended from time to time, the “Company Credit Agreement”) or other existing credit facilities of the Company’s Subsidiaries, in each case in accordance with the terms thereof or (iii) any such indebtedness incurred to replace, renew, extend, refinance or refund any indebtedness of the Company or any of its Subsidiaries; provided, however, that in the case of each of clauses (ii) and (iii) such indebtedness either (A) is prepayable or redeemable at the Closing or at any time (subject to customary notice requirements) without premium or penalty (other than customary eurocurrency rate breakage) or (B) does not (x) impose or result in any additional restrictions or limitations in any material respect on the Company or any of its Subsidiaries or, following the Closing, Parent or any of its Subsidiaries, or (y) subject the Company or any of its Subsidiaries or, following the Closing, Parent or any of its Subsidiaries, to any additional covenants or obligations in any material respect (other than the obligations to make payment on such indebtedness), in the case of this clause (B), to which the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, as applicable, is not otherwise subject under the terms of any indebtedness outstanding as of the date hereof);

(l)    the Company will not, and will not permit any of its Subsidiaries to, (i) modify, amend, terminate or waive any material rights under any Material Contract or (ii) enter into any agreement that would constitute a Material Contract if entered into as of the date of this Agreement, other than (x) as otherwise expressly contemplated by this Agreement and (y) for purposes of this clause (ii) in the ordinary course of business, consistent with past practice (but excluding any Contract of the type set forth in Section 3.21(a)(iii), Section 3.21(a)(v) or Section 3.21(a)(x)(B));

(m)    the Company will not, and will not permit any of its Subsidiaries to, settle or compromise any claim, demand, lawsuit or state or federal regulatory proceeding, whether now pending or hereafter made or brought, or waive, release or assign any rights or claims, (x) in any such case (A) in an amount in excess of $5 million or (B) that imposes (1) any material obligation to be performed by, or (2) material restriction imposed against, the Company or any of its Subsidiaries following the Closing Date or (y) in the aggregate of all such cases, in an amount in excess of $15 million; provided, however, that, notwithstanding the foregoing, the Company may not settle or propose to settle or compromise any Transaction Litigation except as expressly permitted by Section 7.14;

(n)    except for any such change which is not material or which is required by reason of a concurrent change in GAAP or applicable law, the Company will not, and will not permit any Subsidiary of the Company to, change any method of financial accounting or financial accounting practice (other than any change for Tax purposes) used by it;

(o)    the Company will not, and will not permit any Subsidiary of the Company to, (i) enter into any joint venture, partnership, participation or other similar arrangement or (ii) make any loan, capital contribution or advance to or investment in any other Person (other than the Company or any wholly-owned Subsidiary of the Company in the ordinary course of business consistent with past practice and other than pursuant to capital calls required pursuant to the terms of existing equity investments) except for advances for reimbursable employee expenses in the ordinary course of business consistent with past practice;

(p)    the Company will not, and will not permit any of its Subsidiaries to, take any action which would limit Parent’s or the Company’s freedom to license, cross-license or otherwise dispose of any Company Intellectual Property;

(q)    except as required by law, the Company will not, and will not permit any of its Subsidiaries to, (i) make, revoke or amend any material election relating to Taxes, including an election under Section 965(h) of the Code, or change any of its Tax accounting or procedures currently in effect, (ii) settle any Tax Proceeding or (iii) file any amended Tax Return, in each case, that is reasonably likely to result in an increase to a Tax liability, which increase is material to the Company and its Subsidiaries, taken as a whole;

(r)    except as contemplated by Section 7.1, the Company will not, and will not permit any of its Subsidiaries to, enter into any agreement that limits in any material respect the ability of the Company or any Subsidiary of the Company, or would (or would reasonably be expected to) limit in any material respect the ability of Parent or any Subsidiary of Parent after the Effective Time, to compete in or conduct any line of business or compete with any Person in any geographic area or during any period;

(s)    the Company will not, and will not permit any of its Subsidiaries to, take any action that would reasonably be expected to prevent, materially impede, materially interfere with or materially delay the consummation of the Merger and the Transactions;

(t)    the Company will not, and will not permit any of its Subsidiaries (other than the MLP and its Subsidiaries) to, enter into, with respect to hedges pertaining to fiscal year 2020 or fiscal year 2021, any new interest rate hedges or any new commodity hedges except in accordance with the Company’s Board of Director’s approved existing hedging authorization set forth in Section 5.1 of the Company Disclosure Schedules;

(u)    the Company will not, and will not permit any of its Subsidiaries to, incur any third party capital commitment in respect of any non-consented AFEs in excess of $5 million without the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed; and

(v)    the Company will not, and will not permit any of its Subsidiaries to, agree or commit to do any of the foregoing.

Notwithstanding the foregoing, the obligations of the Company and its Subsidiaries under this Section 5.1 to take an action or not to take an action (i) shall not apply to the marketing and sale of Hydrocarbons in the ordinary course of business consistent with past practice and (ii) shall only apply (A) to the extent permitted by the organizational documents of the MLP and its Subsidiaries, (B) to the extent the Company is authorized and empowered to bind the MLP and its Subsidiaries or has the direct or indirect contractual or other legal authority to cause the MLP and its Subsidiaries to take such action or not take such action, as applicable, and (C) to the extent such action or inaction would not breach any contractual or other duty to the MLP or any of its equity holders.

Section 5.2    Company Stockholder Meeting; Proxy Material.

(a)    Except as permitted by Section 5.2(b) below, the Board of Directors of the Company shall recommend adoption of this Agreement by the Company’s stockholders, and unless permitted by Section 5.2(b), neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Parent, the approval of this Agreement, the Merger or the Company Recommendation (as defined in Section 5.2(f) below) (any of the foregoing, a “Change in the Company Recommendation”), or (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal. For purposes of this Agreement, a Change in the Company Recommendation shall include any failure by the Company to include the Company Recommendation in the Company Proxy Statement.

(b)

(i)    The Board of Directors of the Company shall be permitted, in response to a Superior Proposal received after the date of this Agreement and not resulting from a breach of this Section 5.2 or Section 7.8, to not make the Company Recommendation, or to withdraw or modify in a manner adverse to Parent the Company Recommendation, or to cause the Company to terminate this Agreement pursuant to Section 9.1(f), in each case, only if and to the extent that all of the following conditions are met: (A) the Company Stockholder Approval has not been obtained; (B) the Board of Directors of the Company determines in good faith, after consulting with outside legal counsel, that making the Company Recommendation or failing to take such action would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary duties under applicable law; (C) before taking any such action, the Company promptly gives Parent written notice advising Parent of the decision of the Board of Directors of the Company to take such action (a “Superior Proposal Notice”), including the reasons therefor and specifying the material terms and conditions of the applicable Acquisition Proposal and the identity of the Person making such Acquisition Proposal (and the Company will also promptly give Parent such a notice with respect to any subsequent change in such proposal) and the Company has given Parent at least four (4) Business Days (as modified, extended or continued by this Section 5.2(b)(i), the “Superior Proposal Match Period”) after delivery of such notice to propose revisions to the terms of this Agreement (or to make another proposal) in response to such Acquisition Proposal and during such period has made its representatives reasonably available to negotiate with Parent (to the extent Parent wishes to negotiate) with respect to such proposed revisions or other proposal, if any (it being understood and agreed that any amendment or modification (other than immaterial amendments or modifications) of such Acquisition Proposal shall require a new notice period with a new Superior Proposal Match Period of three (3) Business Days); and (D) the Board of Directors of the Company determines in good faith that such Acquisition Proposal constitutes a Superior Proposal (as defined in Section 7.8(b)) at the end of such Superior Proposal Match Period after consultation with, and taking into account the advice of, a financial advisor of nationally recognized reputation and outside legal counsel, as well as any revisions to the terms of the Merger or this Agreement proposed by Parent in a manner that would form a binding contract if accepted by the Company after being notified pursuant to this Section 5.2(b)(i).

(ii)    The Board of Directors of the Company shall be permitted, in response to an Intervening Event occurring after the date of this Agreement, to not make the Company Recommendation or to withdraw or modify in a manner adverse to Parent the Company Recommendation, only if and to the extent that all of the following conditions are met: (A) the Company Stockholder Approval has not been obtained; (B) the Board of Directors of the Company determines in good faith, as a result of the Intervening Event, after consulting with outside legal counsel, that making the Company Recommendation or failing to so withdraw or modify the Company Recommendation would be reasonably likely to be inconsistent with the directors’

exercise of their fiduciary duties to stockholders under applicable law; (C) before taking any such action, the Company promptly gives Parent written notice advising Parent of the decision of the Board of Directors of the Company to take such action (an “Intervening Event Notice”), which notice will describe the Intervening Event in reasonable detail, and the Company has given Parent at least five (5) Business Days (as modified, extended or continued by this Section 5.2(b)(ii), the “Intervening Event Match Period”) after delivery of such notice to propose revisions to the terms of this Agreement (or to make another proposal) in response to such Intervening Event and during such period has made its representatives reasonably available to negotiate with Parent (to the extent Parent wishes to negotiate) with respect to such proposed revisions or other proposal, if any (it being understood and agreed that any change in fact (other than an immaterial change) relating to such Intervening Event shall require a new notice period with a new Intervening Event Match Period of three (3) Business Days); and (D) Parent does not make, within the Intervening Event Match Period, a proposal in a manner that would form a binding contract if accepted by the Company that the Board of Directors of the Company determines in good faith after consultation with, and taking into account the advice of, a financial advisor of nationally recognized reputation and outside legal counsel, would obviate the need to not make or withdraw or modify the Company Recommendation. For purposes of this Agreement, “Intervening Event” means any event, development or change in circumstances that was not known to the Company’s Board of Directors, or if known, the consequences of which were not reasonably foreseeable as of the date of this Agreement, which event, change or development becomes known to the Company’s Board of Directors prior to obtaining the Company Stockholder Approval; provided that in no event shall the following events, changes or developments constitute an Intervening Event: (x) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof or (y) any change in the price or trading volume of the Company Common Stock, the Parent Common Stock or any other securities of the Company, Parent or any of their respective Subsidiaries (provided that the underlying causes of such changes may constitute, or be taken into account in determining whether there has been, an Intervening Event).

(iii)    Notwithstanding (i) any Change in the Company Recommendation, or (ii) the making of any Acquisition Proposal, until termination of this Agreement (A) in no event shall the Company or any of its Subsidiaries (1) enter into, or approve or recommend, or, except as set forth in Section 5.2(b), propose to approve or recommend, any letter of intent, agreement in principle, merger agreement, option agreement, acquisition agreement or other agreement constituting or relating to an Acquisition Proposal (other than a confidentiality agreement as and to the extent permitted to be entered into in accordance with Section 7.8), (2) except as required by applicable law or Section 7.5, make, facilitate or provide information in connection with any SEC or other regulatory filings in connection with the transactions contemplated by any Acquisition Proposal or (3) seek any third-party consents in connection with any transactions contemplated by any Acquisition Proposal and (B) the Company shall otherwise remain subject to the terms of this Agreement; provided, however, for the avoidance of doubt, without limiting the Company’s right to terminate this Agreement in the circumstances set forth in Section 9.1, a Change in the Company Recommendation shall not limit the Company’s obligation to submit this Agreement to the stockholders of the Company for the purpose of obtaining the Company Stockholder Approval at the Company Stockholder Meeting.

(c)    As promptly as practicable following the date of this Agreement, Parent and the Company shall prepare, and Parent shall file with the SEC, the Form S-4, in which the Company Proxy Statement will be included as a prospectus. Each of Parent and the Company shall use all reasonable efforts to have the Form S-4 declared effective under the Securities Act, and for the Company Proxy Statement to be cleared by the SEC and its staff under the Exchange Act, in each case, as promptly as practicable after such filing. Without limiting any other provision herein, the Form S-4 and the Company Proxy Statement will contain such information and disclosure reasonably requested by either Parent or the Company so that the Form S-4 conforms in form and substance to the requirements of the Securities Act and the Company Proxy Statement conforms in form and substance to the requirements of the Exchange Act. The Company shall use its reasonable best efforts to cause the Company Proxy Statement to be mailed to holders of Company Common Stock as promptly as practicable after the Form S-4 is declared effective.

(d)    If at any time prior to the Effective Time there shall occur (i) any event with respect to the Company or any of its Subsidiaries, or with respect to information supplied by Company for inclusion in the Form S-4 or the Company Proxy Statement, or (ii) any event with respect to Parent, or with respect to information supplied by Parent for inclusion in the Form S-4 or the Company Proxy Statement, in either case, which event is required to be described in an amendment of or a supplement to the Form S-4 or the Company Proxy Statement, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of the Company.

(e)    Each of the Company and Parent shall (i) promptly notify the other of the receipt of any comments from the SEC or its staff or any other applicable government official and of any requests by the SEC or its staff or any other applicable government official for amendments or supplements to any of the filings with the SEC in connection with the Merger and other transactions contemplated hereby or for additional information and (ii) promptly supply the other with copies of all correspondence between the Company or any of its representatives, or Parent or any of its representatives, as the case may be, on the one hand, and the SEC or its staff or any other applicable government official, on the other hand, with respect thereto. The Company and Parent shall use their respective reasonable best efforts to respond to any comments of the SEC or its staff with respect to the Form S-4 and the Company Proxy Statement as promptly as practicable. The Company and Parent shall cooperate with each other and provide to each other all information necessary in order to prepare the Form S-4 and the Company Proxy Statement as expeditiously as practicable, and each of them shall provide promptly to the other party any information that such party may obtain that could necessitate an amendment or supplement to any such document.

(f)    Following the execution of this Agreement, the Company shall, in consultation with Parent, set a record date for the Company Stockholder Meeting, which record date shall be prior to the date of effectiveness of the Registration Statement, and commence a broker search pursuant to Section 14a-13 of the Exchange Act in respect thereof at least twenty (20) Business Days prior thereto. The Company shall, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholder Meeting”) for the purpose of obtaining the Company Stockholder Approval, and the Board of Directors of the Company shall recommend to the Company’s stockholders the adoption of this Agreement (the “Company Recommendation”) and shall include such recommendation in the Company Proxy Statement; provided, however, that the Board of Directors of the Company may fail to make such Company Recommendation or make a Change in the Company Recommendation if permitted by, and in accordance with,

Section 5.2(b). Without limiting the generality of the foregoing, but subject to Section 5.2(b) and the Company’s rights to terminate this Agreement under the circumstances set forth in Section 9.1, the Company agrees that its obligations pursuant to the first two sentences of this Section 5.2(f) or its other obligations under this Section 5.2 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or its stockholders or representatives of any Acquisition Proposal. The Company shall use its reasonable best efforts to hold the Company Stockholder Meeting as soon as practicable after the Form S-4 becomes effective and (subject to any Change in the Company Recommendation permitted by, and in accordance with, Section 5.2(b)) to obtain the Company Stockholder Approval. The Company shall not, without the prior written consent of Parent, adjourn, postpone or otherwise delay the Company Stockholder Meeting; provided that the Company may, notwithstanding the foregoing, without the prior written consent of Parent, adjourn or postpone the Company Stockholder Meeting (A) if, after consultation with Parent, the Company believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to (1) solicit additional proxies necessary to obtain the Company Stockholder Approval, or (2) distribute any supplement or amendment to the Company Proxy Statement the distribution of which the Board of Directors of the Company has determined in good faith to be necessary under applicable law after consultation with, and taking into account the advice of, outside legal counsel or (B) for an absence of a quorum. Notwithstanding the foregoing, the Company may not, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), postpone the Company Stockholder Meeting more than a total of three (3) times pursuant to clause (A)(1) or (B) of the immediately preceding sentence, and no such postponement or adjournment pursuant to clause (A)(1) or (B) of the immediately preceding sentence shall be, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), for a period exceeding ten (10) Business Days and in no event may the Company postpone the Company Stockholder Meeting without the written consent of Parent if doing so would require the setting of a new record date. Without the prior written consent of Parent, the matters contemplated by the Company Stockholder Approval shall be the only matters (other than matters of procedure and matters required by applicable law to be voted on by the Company’s stockholders in connection therewith) that the Company shall propose to be voted on by the stockholders of the Company at the Company Stockholder Meeting. The Company shall otherwise coordinate and cooperate with Parent with respect to the timing of the Company Stockholder Meeting and will otherwise comply with all legal requirements applicable to the Company Stockholder Meeting.

Section 5.3    Resignation of Company Directors. In order to fulfill the requirements of Section 1.3, the Company shall (a) cause each director of the Company to deliver a written resignation to the Company effective at the Effective Time and (b) cause the vacancies resulting from such resignations to be filled by Persons who are directors of Merger Subsidiary immediately prior to the Effective Time.

Section 5.4    Employee Matters. Following the date of this Agreement, to the extent applicable, the Company shall provide Parent with a list of employees who would be affected by any facility closings or employee layoffs or reductions in force that would trigger the notice requirements under the WARN Act and that would occur between the date of this Agreement and the Closing Date.

Section 5.5    Other Actions. Subject to and in accordance with the provisions of Article VII, the Company and Parent shall cooperate with each other to lift any injunctions or remove any other impediment to the consummation of the transactions contemplated herein.

ARTICLE VI

COVENANTS OF PARENT

Parent agrees that:

Section 6.1    Conduct of Parent. From the date of this Agreement until the Effective Time, except with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), as expressly permitted or required by this Agreement, as may be required by applicable law or as set forth in Section 6.1 of the Parent Disclosure Schedules, Parent and its Subsidiaries shall conduct their business in a manner not involving the entry by Parent or its Subsidiaries into lines of businesses that are materially different from the lines of businesses of Parent and its Subsidiaries on the date hereof. Without limiting the generality of the foregoing, except with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), as expressly permitted or required by this Agreement, as may be required by applicable law, or as set forth in Section 6.1 of the Parent Disclosure Schedules, from the date hereof until the Effective Time, Parent shall not, nor shall Parent permit any of its Subsidiaries to:

(a)    adopt or propose any change in the certificate of incorporation or by-laws of Parent;

(b)    adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent;

(c)    (i) split, combine, subdivide or reclassify Parent’s outstanding shares of capital stock, or (ii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to Parent’s capital stock other than regular quarterly cash dividends payable by Parent consistent with past practice, and in any case not including any special dividend; provided, however, that Parent shall not declare, set aside or pay any dividend except in accordance with Section 7.11;

(d)    acquire (or agree to acquire) any assets, property or securities if, individually or in the aggregate, such acquisition or acquisitions would reasonably be expected to prevent, materially impede, materially interfere with or materially delay the consummation of the Merger and the Transactions; or

(e)    agree or commit to do any of the foregoing.

Section 6.2    Obligations of Merger Subsidiary. Parent will take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 6.3    Director and Officer Liability.

(a)    Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement, from the Effective Time and until the six (6) year anniversary of the Effective Time, Parent shall cause the Surviving

Corporation and each of its Subsidiaries, other than the MLP and its Subsidiaries, to indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director, officer or employee of the Company or of such Subsidiary, as applicable, or who acts as a fiduciary under any Company Benefit Plan or is or was serving at the request of the Company or of such Subsidiary as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual claim (including a claim of a violation of applicable law), action, audit, demand, suit, proceeding, investigation or other proceeding at law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise and whether or not such claim, action, audit, demand, suit, proceeding, investigation or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action (“Proceeding”) to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director, officer or employee of the Company or of such Subsidiary, a fiduciary under any Company Benefit Plan or is or was serving at the request of the Company or of such Subsidiary as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, at or after the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable law (and Parent shall cause the Surviving Corporation or such Subsidiary to pay expenses incurred in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable law). Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 6.3(a), upon learning of any such Proceeding, shall notify the Surviving Corporation (but the failure so to notify shall not relieve a party from any obligations that it may have under this Section 6.3(a) except to the extent such failure materially prejudices such party’s position with respect to such claims). Parent will have the right, upon written notice to any applicable Indemnified Person, to assume the defense of any Proceeding in respect of which indemnification is or would be sought hereunder employing counsel reasonably satisfactory to such Indemnified Person. Notwithstanding anything to the contrary in this Section 6.3, an Indemnified Person shall only be entitled to the rights provided in this Section 6.3 after providing a written undertaking by or on behalf of such Indemnified Person to repay such amounts if it is ultimately determined under applicable law that such Indemnified Person is not entitled to be indemnified.

(b)    Parent and the Surviving Corporation shall not amend, repeal or otherwise modify any provision in the organizational documents of the Surviving Corporation or its Subsidiaries other than the MLP and its Subsidiaries (and Parent shall not authorize or consent to any such amendment, repeal or other modification of the organizational documents of the MLP or any of its Subsidiaries) in any manner that would adversely affect the rights thereunder or under the organizational documents of the Surviving Corporation or any of its Subsidiaries of any Indemnified Person to indemnification, exculpation or expense advancement, except to the extent required by applicable law. Parent shall cause the Surviving Corporation and its Subsidiaries other than the MLP and its Subsidiaries to fulfill and honor any indemnification, expense advancement or exculpation agreements between the Company or any of such Subsidiaries and any of its or their directors, officers or employees existing immediately prior to the Effective Time.

(c)    To the fullest extent permitted under applicable law, Parent shall cause the Surviving Corporation and each of its Subsidiaries (other than the MLP and its Subsidiaries) to indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in this Section 6.3, relating to the enforcement of such Indemnified Person’s rights under this Section 6.3; provided, that, any such Indemnified Person shall only be entitled to the rights provided in this Section 6.3(c) after providing a written undertaking by or on behalf of such Indemnified Person to repay such amounts if it is ultimately determined under applicable law that such Indemnified Person is not entitled to be indemnified.

(d)    Parent shall cause the Surviving Corporation to put in place, and Parent shall fully prepay no later than immediately prior to the Closing, “tail” insurance policies with a claims reporting or discovery period of at least six (6) years from the Effective Time placed with insurance companies having the same or better AM Best Financial rating as the Company’s current directors’ and officers’ liability insurance companies with terms and conditions providing retentions, limits and other material terms no less favorable than the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters, acts or omissions existing or occurring at or prior to the Effective Time; provided, however, that Parent may elect in its sole discretion, but shall not be required, to spend more than the amount set forth on Section 6.3 of the Company Disclosure Schedule (the “Cap Amount”) for the six (6) years of coverage under such “tail” policy; provided, further, that if the cost of such insurance exceeds the Cap Amount, and Parent elects not to spend more than the Cap Amount for such purpose, then Parent shall purchase as much coverage as is reasonably available for the Cap Amount.

(e)    In the event that Parent or the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.3. Parent and the Surviving Corporation shall not sell, transfer, distribute or otherwise dispose of any of their assets or the assets of any Subsidiary in a manner that would reasonably be expected to render Parent or Surviving Corporation unable to satisfy their obligations under this Section 6.3. The provisions of this Section 6.3 are intended to be for the benefit of, and shall be enforceable by, the parties and any and all Persons entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 6.3, and their heirs and representatives.

Section 6.4    Form S-4. Subject to the terms and conditions of this Agreement, Parent shall prepare and file with the SEC under the Securities Act the Form S-4, and shall use its reasonable best efforts to cause the Form S-4 to be declared effective by the SEC a sufficient time prior to the Company Stockholder Meeting to allow the Company to mail the Company Proxy Statement to the Company stockholders, as required by the rules and regulations of the SEC, prior to the Company Stockholder Meeting. Parent shall take any action required to be taken under foreign or state securities or Blue Sky laws in connection with the issuance of Parent Common Stock in connection with the Merger.

Section 6.5    Stock Exchange Listing. Parent shall take all necessary action to cause the shares of Parent Common Stock to be issued in connection with the Merger to be listed on the NYSE, subject to official notice of issuance.

Section 6.6    Employee Benefits.

(a)    From and after the Effective Time, Parent shall cause the Surviving Corporation to honor in accordance with their terms all benefits and obligations, subject to Section 6.6(b) hereof, under the Company Benefit Plans, each as in effect on the date hereof (or as amended to the extent permitted by Section 5.1), to the extent that entitlements or rights, actual or contingent (whether such entitlements or rights are vested as of the Effective Time or become vested or payable only upon the occurrence of a further event) exist in respect thereof as of the Effective Time. Parent and the Company hereby agree that, notwithstanding anything to the contrary in this Agreement, the consummation of the Merger shall constitute a “Change in Control” for purpose of any employee arrangement and all other Company Benefit Plans, pursuant to the terms of such plans in effect on the date hereof. No provision of this Section 6.6(a) shall be construed as a limitation on the right of Parent to amend or terminate any Company Benefit Plans which the Company would otherwise have under the terms of such Company Benefit Plan, and no provision of this Section 6.6(a) shall be construed to create a right in any employee or beneficiary of such employee under a Company Benefit Plan that such employee or beneficiary would not otherwise have under the terms of such plan.

(b)    For a period of one (1) year following the Effective Time, Parent shall continue to provide to individuals who are employed by the Company and the Company Subsidiaries as of the Effective Time who remain employed with Parent or any Subsidiary of Parent (“Affected Employees”), for so long as such Affected Employees remain employed by Parent or any Subsidiary of Parent, compensation and employee benefits (i) pursuant to the Company’s or the Company Subsidiaries’ compensation (including, for the avoidance of doubt, equity incentive compensation; provided that Parent may provide cash-based compensation in lieu of the grant date value of equity incentive compensation) and employee benefit plans, programs, policies and arrangements as provided to such employees immediately prior to the Effective Time or (ii) pursuant to compensation and employee benefit plans, programs, policies or arrangements maintained by Parent or any Subsidiary of Parent providing coverage and benefits, which, in the aggregate, are no less favorable than those provided to employees of Parent in positions comparable to positions held by Affected Employees of Parent and its Subsidiaries from time to time after the Effective Time. Notwithstanding the foregoing, the terms and conditions of employment for any Affected Employees who are covered by a collective bargaining agreement, works council agreement, or other contract or agreement with any labor union, works council or other employee representative organization shall be governed by such contract or agreement and the foregoing provisions of this Section 6.6(b) or the provisions of Section 6.6(a), Section 6.6(c) or Section 6.6(d) shall be inapplicable thereto.

(c)    Parent will, or will cause the Surviving Corporation to, give Affected Employees full credit for purposes of eligibility, vesting and benefit accruals (other than benefit accruals under any defined benefit pension or post-employment or retiree health or welfare plan that, in each case, is not a Company Benefit Plan) under any employee benefit plans or arrangements maintained by Parent or any Subsidiary of Parent for such Affected Employees’ service with the Company or any Subsidiary to the same extent recognized by the Company immediately prior to the Effective Time, except to the extent that such credit would result in a duplication of benefits or compensation for the same period of service.

(d)    Parent will, or will cause the Surviving Corporation to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any welfare benefit plans that such employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under any welfare plan maintained for the Affected Employees immediately prior to the Effective Time, and (ii) for the year in which the Effective Time occurs, provide each Affected Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Effective Time.

(e)    Prior to a Change of Control (as defined in the Trust Agreement), the Company shall adopt resolutions and take all such corporate action as is necessary to amend the Noble Energy, Inc. Restoration Trust (the “Trust”) agreement (the “Trust Agreement”) to eliminate the Company’s requirement under Section 1(f) of the Trust Agreement to fund the Trust following any such Change of Control, and such amendment shall be effective no later than the day immediately prior to such Change of Control. The Company shall provide Parent with evidence that such Trust Agreement has been amended and the form and substance of such documentation shall be subject to the reasonable approval of Parent.

(f)    If requested by the Parent in writing delivered to the Company not less than five Business Days prior to the Closing Date, the Company and each of its Subsidiaries shall adopt resolutions and take all such corporate action as is necessary to terminate each 401(k) plan maintained, sponsored or contributed to by the Company or any of its Subsidiaries (collectively, the “Company 401(k) Plans”), in each case, effective as of the day immediately prior to the Closing Date, and the Company shall provide Parent with evidence that such Company 401(k) Plans have been properly terminated, the form of such termination documents shall be subject to the reasonable approval of Parent. To the extent the Company 401(k) Plans are terminated pursuant to Parent’s request, the Affected Employees shall be eligible to participate in a 401(k) plan maintained by Parent or one of its Subsidiaries as soon as reasonably practicable following the Closing Date, and such Affected Employees shall be entitled to effect a direct rollover of any eligible rollover distributions (as defined in Section 402(c)(4) of the Code), including any outstanding loans, to such 401(k) plan maintained by Parent or its Subsidiaries.

(g)    For purposes of determining the number of vacation days and other paid time off to which each Affected Employee is entitled during the calendar year in which the Effective Time occurs, Parent or one of its Subsidiaries will assume and honor all unused vacation and other paid time off days accrued or earned by such Affected Employee as of immediately prior to the Effective Time for the calendar year in which the Effective Time occurs.

(h)    Nothing contained in this Section 6.6, express or implied, shall (i) be construed to establish, amend, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement, (ii) limit the ability of Parent or the Company or any of their Subsidiaries or affiliates to amend, modify or terminate any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them, except as permitted by the terms of such plan, program, agreement, contract, policy or arrangement, (iii) create any third-party beneficiary rights or obligations in any person (including any employee) or any right to employment or services or continued employment or service or to a particular term or condition of employment or service with Parent or the Company or any of their Subsidiaries, or any of their respective affiliates or (iv) limit the right of Parent or the Company (or any of their Subsidiaries or their respective affiliates) to terminate the employment or service of any employee or other service provider following the Closing at any time and for any or no reason.

(i)    As soon as practicable after the date of this Agreement, the Company shall have reasonably cooperated with Parent to provide to Parent such information reasonably requested by Parent to enable Parent to calculate the impact of Sections 280G and 4999 of the Code with respect to the consummation of the transactions contemplated by this Agreement, either alone or in combination with another event.

(j)    Following the date of this Agreement, to the extent applicable, the Company shall provide Parent with a list of employees who would be affected by any facility closings or employee layoffs or reductions in force that would trigger the notice requirements under the WARN Act and that would occur between the date of this Agreement and the Closing Date.

ARTICLE VII

COVENANTS OF PARENT AND THE COMPANY

The parties hereto agree that:

Section 7.1    Reasonable Best Efforts.

(a)    Subject to Sections 5.2, 7.1(b) and 7.1(c), the Company and Parent shall each cooperate with the other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to promptly (i) take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable under this Agreement and applicable laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including, without limitation, preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtain as soon as practicable all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any third party or governmental body, agency, authority or official which are necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement. The Company and Parent shall submit the notifications required under the HSR Act relating to the Merger within ten (10) Business Days of the date of this Agreement and shall prepare and file such other materials as may be required under any other applicable Antitrust Laws with respect to the Merger in the jurisdictions set forth on Section 7.1 of the Company Disclosure Schedules as promptly as practicable. Prior to Closing, and subject to applicable laws relating to the exchange of information, the Company and Parent shall each keep the other apprised of the status of matters relating to the completion of the Merger and work cooperatively in connection with obtaining all required approvals or consents of any governmental agency, body, authority or entity in connection with the Merger. The Company and Parent shall have the right to review in advance, and each will consult the other to provide any necessary information with respect to all filings made with, or written materials submitted to, any third party and/or any governmental agency, body, authority or entity in connection with the Merger and the other transactions contemplated by this Agreement. The Company and Parent shall each promptly inform the other party, and if in writing, furnish the other party with copies of (or, in the case of oral communications, advise the other party orally of) any communication from any governmental agency, body, authority or entity regarding the Merger, and provide the other party with the opportunity to participate in any meeting with any governmental agency, body, authority or entity in respect of any filing, investigation or other inquiry in connection with the transactions contemplated hereby; provided that notwithstanding anything to the contrary in this Section 7.1, Parent shall have the principal responsibility for determining and implementing the strategy for obtaining any necessary antitrust clearance, consents or approvals (including with respect to timing and potential ways to address any concerns that may be raised) and shall lead and direct all submissions to, meetings, negotiations and communications with any governmental agency, body, authority or entity or other party in connection with antitrust matters with respect to any Antitrust Law, and shall do so in a manner reasonably designed to obtain any such clearance, consents or approvals prior to the End Date; but provided, further, that the foregoing shall not limit in any respect any party’s obligations under this Agreement. If either party receives a request for additional information or documentary material from any governmental agency, body, authority or entity with respect to the Merger, then such party will use its reasonable best efforts to make, or cause to be made, promptly and after consultation with the other party, an appropriate response in compliance with such request. Subject to applicable laws or any request made by any applicable governmental agency, body, authority or entity (including the staff thereof), the Company and Parent shall each furnish to each other copies of all correspondence, filings and written communications between it and any such governmental agency, body, authority or entity with respect to this Agreement and the Merger, and furnish the other party with such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of filings or submissions of information to any such governmental agency, body, authority or entity; provided that materials provided pursuant to this Section 7.1(a) may be redacted (i) to remove references concerning the valuation of the Company, (ii) as necessary to comply with contractual obligations, and (iii) as necessary to address reasonable privilege concerns.

(b)    Without limiting Section 7.1(a), Parent and the Company shall, subject to Section 7.1(c), as applicable:

(i)    each use its reasonable best efforts to avoid the entry of, or to have vacated or terminated, any decree, order, or judgment that would restrain, prevent or delay the Closing, on or before the End Date (as defined in Section 9.1(b)(i)), including without limitation defending through litigation on the merits any claim asserted in any court by any Person; and

(ii)    each use its reasonable best efforts to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation law that may be asserted by any governmental agency, body, authority or entity with respect to the Merger (collectively, “Antitrust Laws”) so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the End Date), including (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such businesses, product lines or assets of Parent, the Company and their respective Subsidiaries and (y) otherwise taking or committing to take actions that after the Closing Date would limit Parent or its Subsidiaries’ freedom of action with respect to, or its or their ability to retain, one or more of the businesses, product lines or assets of Parent, the Company and their respective Subsidiaries, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing or materially delaying the Closing. Parent and, if requested by Parent, the Company shall agree to divest, sell, dispose of, hold separate, or otherwise take or commit to take any action that limits its freedom of action with respect to, or Parent or Parent’s Subsidiaries’ ability to retain, any of the businesses, product lines or assets of Parent, the Company or any of their respective Subsidiaries; provided that any such action is conditioned upon the consummation of the Merger. The Company agrees and acknowledges that, notwithstanding anything to the contrary in this Section 7.1, in connection with any filing or submission required, action to be taken or commitment to be made by Parent, the Company or any of their respective Subsidiaries to consummate the Merger or other transactions contemplated by this Agreement, neither the Company nor any of the Company’s Subsidiaries shall, without Parent’s prior written consent, sell, divest, or dispose of any assets, license of any Company Intellectual Property, commit to any sale, divestiture or disposal of businesses, product lines or assets of the Company and the Company’s Subsidiaries or any license of Company Intellectual Property or take any other action or commit to take any action that would limit the Company’s, Parent’s or any of their respective Subsidiaries’ freedom of action with respect to, or their ability to retain any of, their businesses, product lines or assets or Company Intellectual Property; provided that the foregoing shall not relieve any party of its obligations under this Agreement.

(c)    Notwithstanding anything else contained herein, neither the provisions of this Section 7.1 nor any other provision of this Agreement shall be construed to require Parent or any of Parent’s Subsidiaries to undertake (or to request or authorize the Company or any of the Company’s Subsidiaries to undertake) any efforts or to take any action if such efforts or action would, or would reasonably be expected to, result in a Substantial Detriment. “Substantial Detriment” shall mean changes or effects which would, individually or in the aggregate (and after giving effect to any reasonably expected proceeds of any divestiture or sale of assets), result in, or be reasonably likely to result in, a Company Material Adverse Effect, at or after the Effective Time; provided that any requirement to divest or hold separate, or limit the operation of, any division, Subsidiary, interest, business, product line, asset or property relating to the operations conducted by Parent and its Subsidiaries prior to the Effective Time shall be deemed to result in a Substantial Detriment if such action with respect to a comparable amount of assets or businesses of the Company and its Subsidiaries, taken together with all other actions taken pursuant to this Section 7.1, would be reasonably likely, in the aggregate, to have a Company Material Adverse Effect, at or after the Effective Time.

Section 7.2    Certain Filings. The Company and Parent shall cooperate with one another (a) in determining whether any action by or in respect of, or filing with, any governmental body, agency, authority or official is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (b) in seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the Company Proxy Statement or the Form S-4 and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 7.3    Access to Information. From the date of this Agreement until the Effective Time, to the extent permitted by applicable law, the Company and Parent will, during normal business hours and upon reasonable request, (a) give the other party and its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of such party and its Subsidiaries, (b) furnish to the other party and its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (c) instruct its employees, counsel and financial advisors to reasonably cooperate with the other party in its investigation of the business of the Company or Parent, as the case may be; provided that such investigation shall not disrupt the Company’s or Parent’s operations; and provided, further, that no such investigation shall affect any representation or warranty given by either party hereunder. Notwithstanding the foregoing, neither the Company, on the one hand, nor Parent, on the other hand, shall be required to provide any information which it reasonably believes it may not provide to the other by reason of any applicable law, which constitutes information protected by attorney/client privilege, or which it is required to keep confidential by reason of contract or agreement with any third Person. Each party shall use reasonable efforts to make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. All information obtained by Parent or the Company pursuant to this Section 7.3 shall be kept confidential in accordance with, and shall otherwise be subject to the terms of, the Confidentiality Agreement dated as of June 20, 2020 between Parent and the Company (the “Confidentiality Agreement”). Without limiting the foregoing, from the date of the Agreement to the Effective Time, the Company shall, subject to the terms and limitations of this Section 7.3, cooperate in good faith to provide Parent as promptly as practicable with the information described in Section 7.3 of the Company Disclosure Schedules.

Section 7.4    Tax Treatment.

(a)    Neither Parent nor the Company shall, nor shall they permit their Subsidiaries to, take any action, or cause any action to be taken, which action would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code (the “Reorganization Treatment”); and, Parent and the Company intend to report the Merger for U.S federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; provided, that none of Parent, the Company or any Subsidiary of either thereof shall have any liability or obligation to any holder of Company Common Stock should the Merger fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

(b)    Parent and the Company will use commercially reasonable efforts and reasonably cooperate with one another in connection with the issuance to Parent or the Company of any opinion relating to the Reorganization Treatment including using commercially reasonable efforts to deliver to the relevant counsel certificates (dated as of the necessary date and signed by an officer of the Company or Parent, as applicable) containing customary representations reasonably necessary or appropriate for such counsel to render such opinion.

(c)    Each of Parent and the Company will except with respect to any item included in Section 3.27 of the Company Disclosure Schedules or Section 4.15 of the Parent Disclosure Schedules, notify the other party promptly after becoming aware of any reason to believe that the Merger may not qualify for the Reorganization Treatment.

Section 7.5    Public Announcements. Parent and the Company will consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, (a) any press release or public statement as may be required by applicable law or any listing agreement with any national securities exchange may be issued prior to such consultation, if the party making the release or statement has used its reasonable best efforts to consult with the other party, and (b) a party may, without such consultation, issue a press release or make a public statement that is consistent with prior press releases issued or public statements made in compliance with this Section 7.5 or any communication plan or strategy previously agreed to by Parent and the Company. Notwithstanding the foregoing, the Company shall not be required by any provision in this Agreement (other than as required by Section 5.2) to consult with or obtain the prior consent of Parent or Merger Sub with respect to a public announcement or press release issued in connection with a Change in Company Recommendation. For the avoidance of doubt, nothing in this Section 7.5 shall prevent Parent or the Company from issuing any press release or making any public statement in the ordinary course that does not relate specifically to this Agreement or the transactions contemplated hereby.

Section 7.6    Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take any other actions and do any other things, in the name and on behalf of the Company or Merger Subsidiary, reasonably necessary to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 7.7    Notices of Certain Events.

(a)    Each of the Company and Parent shall promptly notify the other party of:

(i)    any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(ii)    any notice or other written communication from any governmental agency, body, authority or entity in connection with the transactions contemplated by this Agreement; and

(iii)    any actions, suits, claims, investigations or proceedings (A) commenced or (B) to the best of its knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the consummation of the transactions contemplated by this Agreement;

provided, however, that no such notification (and no other notification required to be given under any other Section of this Agreement) shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

Section 7.8    No Solicitation.

(a)    The Company and its Subsidiaries will not, and the Company will direct and use its reasonable best efforts to cause its and its Subsidiaries’ respective officers, directors, employees, investment bankers, consultants, attorneys, accountants, agents and other representatives not to, directly or indirectly, take any action to solicit, initiate, or knowingly encourage or knowingly facilitate the making of any Acquisition Proposal (including without limitation by amending, or granting any waiver under, Article TWELFTH of the Company Charter or Section 203 of the DGCL) or any inquiry with respect thereto or engage in discussions or negotiations with any Person with respect thereto (except to notify such Person of the existence of the provisions of this Section 7.8), or disclose any nonpublic information or afford access to properties, books or records to any Person that has made, or to the Company’s knowledge is considering making, any Acquisition Proposal, or propose publicly or agree to do any of the foregoing relating to an Acquisition Proposal. Nothing contained in this Agreement shall prevent the Board of Directors of the Company from (i) complying with Rule 14e-2 under the Exchange Act with regard to an Acquisition Proposal or (ii) making any disclosure if, in the case of this clause (ii), in the good faith judgment of the Company’s Board of Directors, after consultation with outside counsel, the failure to make such disclosure would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary duties to the Company’s stockholders under applicable law; provided, however, that any such disclosure that relates to an Acquisition Proposal shall be deemed to be a Change in the Company Recommendation unless the Company’s Board of Directors reaffirms the Company Recommendation in such disclosure. Notwithstanding anything to the contrary in this Agreement but subject to the first sentence of Section 7.8(b), prior to (but not after) the date of the Company Stockholder Approval, the Company may, directly or indirectly through its advisors, agents or other intermediaries, (A) furnish information and access, but only in response to a request for information or access, to any Person making a bona fide, written Acquisition Proposal to the Board of Directors of the Company after the date hereof which was not obtained as a result of a breach of Section 5.2 or this Section 7.8 and (B) participate in discussions and negotiate with such Person or its representatives concerning any such unsolicited Acquisition Proposal, if and only if, in any such case set forth in clause (A) or (B) of this sentence,

(1) the Board of Directors of the Company concludes in good faith, after (x) receipt of the advice of a financial advisor of nationally recognized reputation and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal and (y) taking into account any revisions to the terms of the Merger or this Agreement proposed by Parent after being notified pursuant to Section 5.2(b), that failure to do so would be reasonably likely to be inconsistent with its fiduciary duties to the Company’s stockholders under applicable law and (2) (x) the Company receives from the Person making such an Acquisition Proposal, prior to engaging in any of the activities described in clause (A) or (B) of this sentence, an executed confidentiality agreement the material terms of which, as they relate to confidentiality, are (without regard to the terms of such Acquisition Proposal) in all material respects (i) no less favorable to the Company and (ii) no less restrictive to the Person making such Acquisition Proposal than those contained in the Confidentiality Agreement and (y) any information provided to such Person has previously been provided to Parent or is provided to Parent prior to or substantially concurrently with the time it is provided to such Person. The Board of Directors of the Company shall not take any of the actions referred to in the foregoing clauses (A) and (B) unless the Company shall have first delivered to Parent written notice advising Parent that the Company intends to take such action.

(b)    In the event that on or after the date of this Agreement the Company receives an Acquisition Proposal, or any request for nonpublic information relating to the Company or any Subsidiary of the Company or for access to the properties, books or records of the Company or any Subsidiary of the Company by any Person that has made, or has informed the Company it is considering making, an Acquisition Proposal, the Company will (A) promptly (and in no event later than twenty-four (24) hours after receipt thereof) notify (which notice shall be provided orally and in writing and shall identify the Person making such Acquisition Proposal or request and set forth the material terms thereof) Parent thereof, (B) keep Parent reasonably and promptly informed of the status and material terms of (including with respect to changes to the status or material terms of) any such Acquisition Proposal or request and (C) as promptly as practicable (but in no event later than twenty-four (24) hours after receipt) provide to Parent unredacted copies of all material correspondence and written materials (whether or not electronic) sent or provided to the Company or any of its Subsidiaries that describes any terms or conditions thereof, including any proposed transaction agreements (along with all schedules and exhibits thereto and any financing commitments related thereto), as well as written summaries of any material oral communications relating to the terms and conditions thereof. The Company (x) shall, and shall cause its Subsidiaries to, immediately cease and cause to be terminated and shall use reasonable best efforts to cause its and their officers, directors, employees, investment bankers, consultants, attorneys, accountants, agents and other representatives to, immediately cease and cause to be terminated, all discussions and negotiations, if any, that have taken place prior to the date hereof with any Persons with respect to any Acquisition Proposal or the possibility thereof, (y) shall promptly request each Person, if any, that has executed a confidentiality agreement within the nine (9) months prior to the date hereof in connection with its consideration of any Acquisition Proposal to return or destroy all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries and (z) immediately terminate all physical and electronic data room access for such Person and their representatives to diligence or other information regarding the Company or any of its Subsidiaries. The Company shall not modify, amend or terminate, or waive, release or assign, any provisions of any confidentiality or standstill agreement (or any similar agreement) to which the Company or any of its Subsidiaries is a party relating to any such Acquisition Proposal and shall enforce the provisions of any such agreement; provided that the Company shall be permitted on a confidential basis, upon written request by a relevant party thereto and without prior notice to Parent disclosing the party and the circumstances, to release or waive any standstill obligations solely to the extent necessary to permit the party referred therein to submit an Acquisition Proposal to the Board of Directors of the Company on a confidential basis. The Company shall provide written notice to Parent of waiver or release of any standstill by the Company, including disclosure of the identities of the parties thereto and circumstances relating thereto.

For purposes of this Agreement, “Acquisition Proposal” means any bona fide written offer or proposal for, or any bona fide written indication of interest in, any (i) direct or indirect acquisition or purchase of any business or assets of the Company or any of its Subsidiaries that, individually or in the aggregate, constitutes 20% or more of the net revenues, net income, EBITDA or assets of the Company and its Subsidiaries, taken as a whole, (ii) direct or indirect acquisition or purchase of 20% or more of any class of equity securities of the Company or any of its Subsidiaries whose business constitutes 20% or more of the net revenues, net income, EBITDA or assets of the Company and its Subsidiaries, taken as a whole, (iii) tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 20% or more of any class of equity securities of the Company or any of its Subsidiaries whose business constitutes 20% or more of the net revenues, net income, EBITDA or assets of the Company and its Subsidiaries, taken as a whole, or (iv) merger, consolidation, business combination, joint venture, partnership, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries whose business constitutes 20% or more of the net revenue, net income, EBITDA or assets of the Company and its Subsidiaries, taken as a whole, other than the transactions contemplated by this Agreement. For purposes of this Agreement, “Superior Proposal” means any bona fide written Acquisition Proposal for or in respect of at least a majority of the outstanding shares of Company Common Stock or the Company’s and its Subsidiaries’ assets on terms that the Board of Directors of the Company determines in its good faith judgment (after consultation with, and taking into account the advice of, a financial advisor of nationally recognized reputation and outside legal counsel, taking into account all the terms and conditions of such Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, as well as any revisions to the terms of the Merger or this Agreement proposed by Parent after being notified pursuant to Section 5.2(b)) (i) is more favorable to the Company’s stockholders than the Merger and the Transactions and (ii) constitutes a transaction that is reasonably likely to be consummated on the terms so proposed, taking into account all legal, financial, regulatory and other aspects of such proposal.

(c)    The Company agrees that it will take the necessary steps promptly to inform its Subsidiaries and its officers, directors, investment bankers, consultants, attorneys, accountants, agents and other representatives of the obligations undertaken in this Section 7.8.

Section 7.9    Takeover Statutes. If (a) the restrictions on business combinations set forth in Article TWELFTH of the Company Charter or (b) any anti-takeover or similar statute or regulation is or may become applicable to the transactions contemplated hereby, each of the parties and its Board of Directors shall grant such approvals and take all such actions as are legally permissible so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any such restriction, statute or regulation on the transactions contemplated hereby.

Section 7.10    Section 16(b). Each of Parent and the Company shall take all such steps as may be reasonably necessary to cause the transactions contemplated hereby and any other dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection with this Agreement by each individual who (a) is a director or officer of the Company or (b) at the Effective Time will become a director or officer of Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.11    Coordination of Quarterly Dividends. Parent and the Company shall each coordinate their record and payment dates for their regular quarterly dividends to ensure that the holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their Company Common Stock and the Parent Common Stock that such holders receive in exchange therefor in the Merger. In addition, and without limiting the requirements of the previous sentence, the Company shall ensure that the date on which any quarterly dividend is declared and the record date with respect to any quarterly dividend shall be no later than five (5) Business Days following the one year anniversary of such dates for the corresponding quarter of the preceding year; provided, however, that in the quarter in which the Closing occurs, if the record date of Parent’s quarterly dividend has been declared and is a date prior to the Effective Time, then such quarterly dividend declaration date and record date of the Company shall occur no later than such date as is necessary to ensure that holders of Company Common Stock receive a quarterly dividend in accordance with the first sentence of this Section 7.11.

Section 7.12    Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable law and the rules and regulations of NYSE or Nasdaq to cause (a) the delisting of the Company Common Stock from Nasdaq as promptly as practicable after the Effective Time and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

Section 7.13    Treatment of Company Indebtedness. The Company and Parent shall cooperate with each other with respect to customary actions for transactions of this type that are reasonably requested by Parent to be taken by the Company or its Subsidiaries under the Company Credit Agreement or any of the Company’s outstanding debt securities in connection with the Merger; provided that (i) none of the Company, its Subsidiaries or their representatives shall be required to execute or deliver, or agree to any change or modification of, any agreement that is effective prior to the Closing or that would be effective if the Closing does not occur, or deliver or cause to be delivered any opinion of counsel in connection therewith and (ii) Parent shall provide a customary indemnity in connection therewith. Without limiting the foregoing, the Company shall use reasonable best efforts, and shall cause its applicable Subsidiaries to use commercially reasonable efforts, to deliver to Parent at least three (3) Business Days prior to the Closing Date a copy of a payoff letter (subject to the delivery of funds as arranged by Parent) with respect to the Company Credit Agreement (the “Subject Indebtedness”) in customary form, which payoff letter shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs and any other monetary obligations then due and payable under the Subject Indebtedness as of the anticipated Closing Date (and the daily accrual thereafter) (the “Payoff Amount”), (ii) state that upon receipt of the Payoff Amount under such payoff letter, the Subject Indebtedness and all related loan documents shall be terminated and (iii) provide that all Liens and guarantees in connection with the Subject Indebtedness relating to the assets and properties of the Company or any of its Subsidiaries securing the obligations under the Subject Indebtedness shall be released and terminated upon payment of the Payoff Amount on the Closing Date.

Section 7.14    Transaction Litigation. The Company shall promptly notify Parent, and Parent shall promptly notify the Company, of any stockholder demands, litigations, arbitrations or other similar action (including derivative claims) commencing against their respective directors or officers relating to this Agreement or any of the transactions contemplated by this Agreement (collectively, the “Transaction Litigation”) and shall keep each other informed regarding any Transaction Litigation. The Company and Parent shall cooperate with the other in the defense or settlement of any Transaction Litigation and shall in good faith consult with each other on a regular basis regarding the defense or settlement of such Transaction Litigation and shall give each other’s advice with respect to such Transaction Litigation reasonable consideration. None of the Company, Parent or any of their respective Subsidiaries shall settle or offer to settle any Transaction Litigation without the prior written consent of Parent or the Company, as applicable (such consent not to be unreasonably withheld, conditioned or delayed).

Section 7.15    Other Agreements. Each of Parent and the Company agree to the provisions of Section 7.15 of the Company Disclosure Schedules.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.1    Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or, to the extent permitted by law, waiver) of the following conditions:

(a)    this Agreement shall have been adopted by the stockholders of the Company in accordance with the DGCL;

(b)    (i) any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated and (ii) any applicable waiting period, clearance or affirmative approval of a Governmental Authority set forth on Section 8.1(b) of the Parent Disclosure Schedules has been obtained and any mandatory waiting period related thereto has expired;

(c)    no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit or enjoin the consummation of the Merger;

(d)    the Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC; and

(e)    the shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 8.2    Additional Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or, to the extent permitted by law, waiver) of the following further conditions:

(a)

(i)    The Company shall have performed in all material respects all of its obligations hereunder required to be performed by it as of or prior to the Closing Date; and

(ii)    (A) the representations and warranties of the Company set forth in Section 3.11(b) of this Agreement shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, (B) the representations and warranties of the Company set forth in the first three sentences of Section 3.5 shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date except for De Minimis Inaccuracies, (C) the representations and warranties of the Company set forth in (1) Section 3.5 (other than the first three sentences thereof), (2) the first two sentences of Section 3.6(c) and (3) Section 3.28 shall be true and correct (disregarding all qualifications or limitations as to “material”, “materiality” or “Company Material Adverse Effect”) in all material respects at and as of the Closing Date as though made at and as of the Closing Date, (D) the other representations and warranties of the Company set forth in Article III of this Agreement shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date, except where the failure to be so true and correct (disregarding all qualifications or limitations as to “material”, “materiality” or “Company Material Adverse Effect”) would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; provided, however, that, with respect to clauses (A), (B), (C) and (D) above, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clause (A), (B), (C) or (D), as applicable) only as of such date or period. For purposes of this Agreement, “De Minimis Inaccuracies” means any inaccuracies that individually or in the aggregate are de minimis relative to the total fully diluted equity capitalization of the Company or Parent, as the case may be.

(b)    Parent shall have received a certificate of the Company, executed on its behalf by an authorized officer of the Company, dated the Closing Date, certifying that the conditions set forth in Section 8.2(a)(i) and Section 8.2(a)(ii) have been satisfied.

Section 8.3    Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction (or, to the extent permitted by law, waiver) of the following further conditions:

(a)    (i) Parent shall have performed in all material respects all of its obligations hereunder required to be performed by it as of or prior to the Closing Date and (ii) (A) the representations and warranties of Parent and Merger Subsidiary set forth in Section 4.10(b) of this Agreement shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, (B) the representations and warranties of Parent and Merger Subsidiary set forth in the first three sentences of Section 4.6 shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date except for De Minimis Inaccuracies, (C) the representations and warranties of Parent and Merger Subsidiary set forth in the last sentence of Section 4.5, Section 4.6 (other than the first three sentences thereof) shall be true and correct in all material respects at and as of the Closing Date as though made at and as of the Closing Date and (D) the other representations and warranties of Parent and Merger Subsidiary set forth in Article IV of this Agreement shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date, except where the failure to be so true and correct (disregarding all qualifications or limitations as to “material”, “materiality” or “Parent Material Adverse Effect”) would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect; provided, however, that, with respect to clauses (A), (B), (C) and (D) above, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clause (A), (B), (C) or (D), as applicable) only as of such date or period.

(b)    The Company shall have received a certificate of Parent, executed on its behalf by an authorized officer of Parent, dated the Closing Date, certifying that the conditions set forth in Section 8.3(a)(i) and Section 8.3(a)(ii) have been satisfied.

Section 8.4    Frustration of Closing Conditions. None of the parties may rely, either as a basis for not consummating the Merger or for terminating this Agreement, on the failure of any condition set forth in Section 8.1, 8.2 or 8.3, as the case may be, to be satisfied if such failure was caused by such party’s breach in any material respect of any provision of this Agreement.

ARTICLE IX

TERMINATION

Section 9.1    Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding the obtaining of the Company Stockholder Approval):

(a)    by mutual written consent of the Company and Parent;

(b)    by either the Company or Parent:

(i)    if the Merger has not been consummated by January 20, 2021 (the “End Date”); provided, however, that if (x) the Effective Time has not occurred by such date by reason of nonsatisfaction of the condition set forth in Section 8.1(b) and (y) all other conditions in this Agreement have theretofore been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or (to the extent permitted by law) waived, the End Date will be April 20, 2021; provided, further, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has principally caused or resulted in the failure of the Effective Time to occur on or before the End Date; or

(ii)    if the Company Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or any adjournment thereof;

(c)    by either the Company or Parent, if there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Parent or the Company from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable; provided that the right to terminate this Agreement under this Section 9.1(c) shall not be available to any party whose failure to fulfill any obligation under Section 7.1 hereof has principally caused or resulted in the imposition of such legal restraint or the failure of such legal restraint to be resisted, resolved or lifted;

(d)    by Parent, prior to receipt of the Company Stockholder Approval, if there shall have been a Change in the Company Recommendation, whether or not permitted by the terms hereof (or the Board of Directors of the Company or any committee thereof shall resolve to effect a Change in the Company Recommendation);

(e)    by either Parent or the Company, if there shall have been a breach by the other of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would result in the failure to satisfy one or more of the conditions set forth in Section 8.2(a)(i) (in the case of a breach by the Company) or Section 8.3(a) (in the case of a breach by Parent), and in any such case such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured within 30 days after written notice thereof shall have been received by the party alleged to be in breach; or

(f)    by the Company, at any time prior to receipt of the Company Stockholder Approval in order to enter into a definitive written agreement providing for a Superior Proposal provided that (i) the Company has received a Superior Proposal after the date of this Agreement that did not result from a breach of Section 5.2 or Section 7.8, (ii) the Company has complied with Section 5.2(b)(i) with respect to such Superior Proposal, (iii) concurrently with, and as a condition to, any such termination the Company pays or causes to be paid to Parent (or its designee) the Termination Fee pursuant to Section 10.5 and (iv) the Board of Directors of the Company has authorized the Company to enter into, and the Company concurrently enters into, a definitive written agreement providing for such Superior Proposal (it being agreed that the Company may enter into such definitive written agreement concurrently with any such termination).

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e) or (f) of this Section 9.1 shall give written notice of such termination to the other party in accordance with Section 10.1, specifying the provision hereof pursuant to which such termination is effected.

Section 9.2    Effect of Termination. If this Agreement is terminated pursuant to Section 9.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto, except that (a) the agreements contained in this Section 9.2, in Section 10.4 and Section 10.5 hereof and in the Confidentiality Agreement shall survive the termination hereof and (b) no such termination shall relieve any party of any liability or damages resulting from any material and intentional breach by that party of this Agreement.

ARTICLE X

MISCELLANEOUS

Section 10.1    Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile, email or similar writing) and shall be given,

if to Parent or Merger Subsidiary, to:

Chevron Corporation

6001 Bollinger Canyon Road

San Ramon, CA 94583

Attention: Mary A. Francis, Corporate Secretary and Chief

                 Governance Officer

Facsimile: (925) 842-6047

Email:        MFrancis@chevron.com

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention: Scott A. Barshay

                 Steven J. Williams

                 Kyle T. Seifried

Facsimile: (212) 492-0040

Email:        sbarshay@paulweiss.com

                   swilliams@paulweiss.com

                   kseifried@paulweiss.com

if to the Company, to:

Noble Energy, Inc.

1001 Noble Energy Way

Houston, Texas 77070

Attention: Rachel G. Clingman

                 Senior Vice President & General Counsel

Facsimile: (281) 872-3112

Email: Rachel.Clingman@nblenergy.com

with a copy to:

Vinson & Elkins L.L.P.

1001 Fannin, Suite 2500

Houston, Texas 77002

Attention: Stephen M. Gill

                 Douglas E. McWilliams

Facsimile: (713) 615-5956

Email:        sgill@velaw.com

                   dmcwilliams@velaw.com

or such other address, email or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. Each such notice, request or other communication shall be effective (a) if given by facsimile or email, when such facsimile or email is transmitted to the facsimile number or email specified in this Section 10.1 and, in the case of a facsimile, the appropriate facsimile confirmation is received and, in the case of an email, (i) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 10.1 or (ii) the receiving party delivers a written confirmation of receipt of such notice by email or any other method described in this Section 10.1 or (b) if given by any other means, when delivered at the address specified in this Section 10.1.

Section 10.2    Non-Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time or any termination of this Agreement.

Section 10.3    Amendments; No Waivers.

(a)    Any provision of this Agreement (including the Exhibits and Schedules hereto) may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Subsidiary, or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of this Agreement by the stockholders of the Company, no such amendment or waiver shall, without the further approval of such stockholders, alter or change (i) the amount or kind of consideration to be received in exchange for any shares of capital stock of the Company or (ii) any term of the certificate of incorporation of Parent.

(b)    No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 10.4    Expenses. Except as otherwise specified in Section 10.5 or as otherwise agreed to in writing by the parties, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such cost or expense, except that those expenses incurred in connection with printing, mailing and filing the Registration Statement, all filing fees paid in respect of the filings under the HSR Act in connection with the Merger, and all reasonable and documented fees, costs and expenses incurred in connection with any cooperation provided or action taken pursuant to Section 7.13 or in connection with any financing to be obtained by Parent relating to the repayment or refinancing of any outstanding indebtedness of the Company shall in each case be borne by Parent.

Section 10.5    Company Termination Fee. If:

(i)    Parent shall terminate this Agreement pursuant to Section 9.1(d);

(ii)    (A) this Agreement is terminated by the Company or Parent pursuant to Section 9.1(b)(ii), (B) this Agreement is terminated by the Company or Parent pursuant to Section 9.1(b)(i) and the Company Stockholder Approval shall not theretofore have been obtained or (C) this Agreement is terminated by Parent pursuant to Section 9.1(e) and the Company Stockholder Approval shall not theretofore have been obtained, and after the date hereof but on or before the date of any such termination an Acquisition Proposal shall have been made and become publicly known, whether or not withdrawn, (x) prior to the Company Stockholder Meeting (in the case of a termination contemplated by clause (ii)(A)) or (y) prior to the date of such termination (in the case of a termination contemplated by clause (ii)(B) or (ii)(C)); or

(iii)    the Company shall terminate this Agreement pursuant to Section 9.1(f);

then in any case as described in clause (i), (ii) or (iii) the Company shall pay (or cause to be paid) to Parent (by wire transfer of immediately available funds), (x) in the case described in clause (i) or (iii), $176,295,000 (the “Termination Fee”) not later than the date of termination of this Agreement and (y) in the case described in clause (ii), the Company shall pay (or cause to be paid) an amount equal to the Termination Fee not later than the date an Acquisition Proposal is consummated or a definitive agreement is entered into by the Company providing for any Acquisition Proposal, as long as such Acquisition Proposal is consummated or such definitive agreement is executed within twelve (12) months after the date of termination of this Agreement; provided, however, that for the purpose of this clause (y), all references in the definition of Acquisition Proposal to 20% shall instead refer to 50%. The Company acknowledges that the agreements contained in this Section 10.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement. Accordingly, if the Company fails to pay timely any amount due pursuant to this Section 10.5 and, in order to obtain such payment, Parent commences a suit which results in a judgment against the Company for the amount payable to Parent pursuant to this Section 10.5, the Company shall pay to Parent its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount so payable at the rate on six (6)-month United States Treasury obligations (as of the date such payment was required to be made pursuant to this Agreement) plus three percent (3%).

Section 10.6    Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto except that Merger Subsidiary may transfer or assign, in whole or from time to time in part, to one or more of its affiliates, its rights under this Agreement, but any such transfer or assignment will not relieve Merger Subsidiary of its obligations hereunder.

Section 10.7    Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of Delaware, without regard to principles of conflicts of law.

Section 10.8    Enforcement; Jurisdiction. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, for which monetary damages would not be an adequate remedy, and accordingly, each party agrees that the other party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which the parties are entitled at law or in equity. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby or thereby may only be brought in the Court of Chancery of the State of Delaware (or, only if such court declines to accept jurisdiction over a particular matter, then in the United States District Court for the District of Delaware or, if jurisdiction is not then available in the United States District Court for the District of Delaware (but only in such event), then in any court sitting of the State of Delaware in New Castle County) and any appellate court from any of such courts (in any case, the “Delaware Court”), and each of the parties hereby irrevocably consents to the exclusive jurisdiction of the Delaware Courts in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any of the Delaware Courts. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10.1 shall be deemed effective service of process on such party when deemed given pursuant to Section 10.1; provided that nothing herein shall affect the right of any party to serve process in any other manner permitted by applicable law.

Section 10.9    Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 10.10    Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

Section 10.11    Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof. Except for the provisions of (a) Articles II and III (including, for the avoidance of doubt, the rights of the former holders of Company Common Stock to receive the Merger Consideration or the rights of the former holders of Company Stock Options, Company RSU Awards, Company RS Awards and Company PS Awards to receive the amounts payable pursuant to Section 1.5), and (b) Section 5.3 of the Company Disclosure Schedules and Section 6.3 (which from and after the Effective Time are intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and representatives), no provision of this Agreement or any other agreement contemplated hereby is intended to confer on any Person other than the parties hereto any rights or remedies.

Section 10.12    Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

Section 10.13    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.14    Interpretation. Unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders, and words denoting natural persons shall include corporations, limited liability companies and partnerships and vice versa. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article, Section, Exhibit or Schedule, as applicable, of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “the date hereof”, “the date of this Agreement” and words of similar import mean the day and year first set forth above in the preamble to this Agreement. Unless the context otherwise requires, the terms “neither,” “nor,” “any,” “either” and “or” are not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if.” References to “days” shall mean “calendar days” unless expressly stated otherwise. When used in this Agreement, “Business Day” means any day other than (i) a Saturday or a Sunday, (ii) a day on which commercial banks in New York City or the Secretary of State of the State of Delaware is authorized or required by law to be closed or (iii) any day on which the SEC’s Electronic Data Gathering and Retrieval system is not open to accept filings. References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively. Any reference in this Agreement to a date or time shall be deemed to be such date or time in the City of New York, New York, U.S.A., unless otherwise specified. Except with respect to any disclosure in the Company Disclosure Schedules or Parent Disclosure Schedules, any contract referred to herein means such contract, instrument or law as from time to time amended, modified or supplemented. References to any statute shall be deemed to refer to such statute and any rules or regulations promulgated thereunder. References to a person are also to its permitted successors and assigns. The words “provided to”, “delivered” or “made available” and words of similar import refer to documents which were delivered in person or electronically to the other party or its representatives prior to the execution of this Agreement or, prior to the calendar day immediately preceding the date hereof, posted to the data site maintained by the disclosing party or its representatives in connection with the transactions contemplated hereby (provided that, in the case of delivery via such data site, the other party had access to such documents in such data site and such documents were not removed from such data site prior to the execution hereof) and, for the avoidance of doubt, includes any documents filed or furnished by the disclosing party or its Subsidiaries with the SEC and publicly available on the SEC’s Electronic Data Gathering and Retrieval system as an exhibit after December 31, 2017 and prior to the date that was the calendar day prior to the execution of this Agreement. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

CHEVRON CORPORATION

By:	/s/ Michael K. Wirth
Name:	Michael K. Wirth
Title:	Chief Executive Officer

CHELSEA MERGER SUB INC.

By:	/s/ Jeff B. Gustavson
Name:	Jeff B. Gustavson
Title:	President

[Signature Page to Agreement and Plan of Merger]

NOBLE ENERGY, INC.

By:	/s/ David L. Stover
Name:	David L. Stover
Title:	Chairman & Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]